ReliaStar Life Insurance Company and its Separate Account N

Supplement dated April 29, 2005 to your current variable annuity contract Prospectus dated April 29, 2005

This supplement amends certain information contained in the most recent variable annuity contract prospectus. Please read it carefully and keep it with your variable annuity contract prospectus for future reference.

_____

The "Trading – Industry Developments" sub-section of the prospectus and prospectus summary, as applicable, is hereby deleted and replaced with the following:

Trading - Industry Developments

Like many financial services companies, ReliaStar Life Insurance Company ("ReliaStar") and certain of its U.S. affiliates ("ING U.S.") have received formal and informal requests for information from various governmental and self-regulatory agencies in connection with investigations related to trading of mutual fund shares which are available through its variable insurance products or are offered separately. ING U.S. has cooperated fully with each request.

Internal Review

In addition to responding to regulatory and governmental requests, management of ING U.S., on its own initiative, has conducted, through independent special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING U.S. insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties, ING U.S. investment professionals and other ING U.S. personnel. The internal review related to mutual fund trading is now substantially completed. Of the millions of customer relationships that ING U.S. maintains, the internal review identified several isolated arrangements through which third parties were allowed to engage in frequent trading of mutual funds within ING U.S. variable insurance and mutual fund products. The internal review also identified other circumstances where frequent trading occurred despite measures taken by ING U.S. which were intended to combat market timing. Each of these arrangements has been terminated and was fully disclosed to regulators. The results of the internal review were also reported to the independent trustees of ING Funds (U.S.).

More specifically, these arrangements included the following:
- ING U.S. has identified three arrangements, dating from 1995, 1996 and 1998, under which the administrator to the then-Pilgrim Funds, which subsequently became part of the ING Funds (U.S.), entered into formal and informal arrangements that permitted frequent trading. ING Funds Distributor, LLC ("IFD") has received a notice from the staff of NASD informing IFD that it has made a preliminary determination to recommend that disciplinary action be brought against IFD and one of its registered persons for violations of the NASD Conduct Rules and certain provisions of the federal securities laws in connection with these arrangements. As permitted under NASD procedures, IFD may respond to the NASD staff before the staff makes a final recommendation.
- Aeltus Investment Management, Inc. (a predecessor entity to ING Investment Management Co.) has identified two investment professionals who engaged in extensive frequent trading in certain ING Funds (U.S.). One was subsequently terminated for cause and incurred substantial financial penalties in connection with this conduct and the second has been disciplined.
- ReliaStar entered into agreements seven years ago permitting the owner of policies issued by the insurer to engage in frequent trading and to submit orders until 4 p.m. Central Time. In 2001, ReliaStar also entered into a selling agreement with a broker-dealer that engaged in frequent trading. Employees of ING U.S. were terminated and/or disciplined in connection with these matters.

- In 1998, Golden American Life Insurance Company (currently known as ING USA Annuity and Life Insurance Company) entered into an arrangement permitting a broker-dealer to frequently trade up to certain specific limits in a fund available through one of its variable annuity products. No employee responsible for this arrangement remains at ING U.S.

Most of the identified arrangements were initiated prior to ING's acquisition of the businesses in question. The ING U.S. companies in question did not receive special benefits in return for any of these arrangements, which have all been terminated.

ING U.S. is committed to conducting its businesses with the highest standards of ethical conduct with zero tolerance for noncompliance. Accordingly, management of ING U.S. was disappointed that its voluntary internal review identified the situations described above. Viewed in the context of the breadth and magnitude of its business as a whole, management does not believe the ING U.S. companies had systemic ethical or compliance issues in these areas. Nonetheless, given management's refusal to tolerate any lapses, the steps noted below have been taken, and it continues to seek opportunities to further strengthen the internal controls of the ING U.S. businesses.

Commitment to Customers

- ING U.S. has agreed with the ING Funds (U.S.) to indemnify and hold harmless the ING Funds (U.S.) from all damages resulting from wrongful conduct by ING U.S. or its employees or from ING U.S.'s internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the Securities and Exchange Commission. ING U.S. management believes that the total amount of any indemnification obligations will not be material to ING U.S. or its businesses.
- ING U.S. updated its Code of Conduct for employees reinforcing its employees' obligation to conduct personal trading activity consistent with the law, disclosed limits, and other requirements.
- The ING Funds (U.S.), upon a recommendation from ING U.S., updated their respective Codes of Ethics applicable to investment professionals with ING U.S. entities and certain other fund personnel, requiring such personnel to pre-clear any purchases or sales of ING Funds (U.S.) that are not systematic in nature (i.e., dividend reinvestment), and imposing minimum holding periods for shares of ING Funds (U.S.).
- ING U.S. instituted excessive trading policies for all customers in its variable insurance and retirement products and for shareholders of the ING Funds (U.S.) sold to the public through financial intermediaries. ING U.S. does not make exceptions to these policies.
- ING U.S. reorganized and expanded its U.S. Compliance Department, and created an Enterprise Compliance team to enhance controls and consistency in regulatory compliance.

Requests for Information from New York Attorney General

As has been widely reported in the media, the New York Attorney General's office ("NYAG") is conducting broad investigations regarding insurance quoting and brokerage practices. ING U.S. has been subpoenaed in this regard, and is cooperating fully with these NYAG requests for information.

ING U.S. believes that its practices are consistent with our business principles and our commitment to our customers.

At this time, in light of the current regulatory focus, ING U.S. is actively engaged in reviewing whether any modifications in our practices are appropriate for the future.

CONTRACT PROSPECTUS – APRIL 29, 2005

The Contracts. The contracts described in this prospectus are individual fixed and variable deferred annuity contracts issued by ReliaStar Life Insurance Company (the Company, we, us, our). We issue two series of contracts, the flexible premium series and the transfer premium series. They are issued to you, the contract owner, on a nonqualified basis ("nonqualified contracts"), or in connection with retirement arrangements qualifying for special treatment under section 403(b) ("403(b) contracts") or section 408 ("IRA contracts") of the Internal Revenue Code of 1986, as amended (Tax Code).

Why Reading this Prospectus Is Important. This prospectus contains facts about the contracts and their investment options that you should know before purchasing. This information will help you decide if a contract is right for you. Please read this prospectus carefully and keep it for future reference.

Table of Contents ... page 3

Investment Options. The contracts offer variable investment options and up to two fixed interest options. Fixed Account D is only available with flexible series contracts. When we establish your contract you instruct us to direct purchase payments to any of the available options. Some investment options may be unavailable through certain contracts or plans, or in some states.

The Funds

Franklin Small Cap Value Securities Fund (Class 2)
ING American Century Select Portfolio (Service Class)
ING American Century Small Cap Value Portfolio (Service Class)
ING Baron Small Cap Growth Portfolio (Service Class)
ING Fidelity® VIP Contrafund® Portfolio (Service Class)
ING Fidelity® VIP Equity Income Portfolio (Service Class)
ING Fidelity® VIP Growth Portfolio (Service Class)
ING Fidelity® VIP Mid Cap Portfolio (Service Class)
ING Goals4Life 2015 Portfolio (Service Class)
ING Goals4Life 2025 Portfolio (Service Class)
ING Goals4Life 2035 Portfolio (Service Class)
ING Goals4Life 2045 Portfolio (Service Class)
ING Goals4Life Income Portfolio (Service Class)
ING Goldman Sachs® Capital Growth Portfolio (Service Class)*
ING JPMorgan Fleming International Portfolio (Service Class)
ING JPMorgan Mid Cap Value Portfolio (Service Class)
ING Julius Baer Foreign Portfolio (Adviser Class)
ING Legg Mason Value Portfolio (Service Class)
ING Marsico Growth Portfolio (Adviser Class)
ING Mercury Large Cap Growth Portfolio (Adviser Class)
ING MFS Capital Opportunities Portfolio (Service Class)

The Funds (Continued)

ING MFS Total Return Portfolio (Adviser Class)
ING OpCap Balanced Value Portfolio (Service Class)
ING Oppenheimer Global Portfolio (Service Class)
ING Oppenheimer Strategic Income Portfolio (Service Class)
ING PIMCO Total Return Portfolio (Service Class)
ING Salomon Brothers Aggressive Growth Portfolio (Service Class)
ING Salomon Brothers Fundamental Value Portfolio (Service Class)
ING Salomon Brothers Investors Value Portfolio (Service Class)
ING Salomon Brothers Large Cap Growth Portfolio (Service Class)
ING Stock Index Portfolio (Institutional Class)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Service Class)
ING T. Rowe Price Equity Income Portfolio (Adviser Class)
ING T. Rowe Price Growth Equity Portfolio (Service Class)
ING UBS U.S. Large Cap Equity Portfolio (Service Class)
ING Van Kampen Comstock Portfolio (Service Class)
ING Van Kampen Equity and Income Portfolio (Service Class)
ING Van Kampen Growth and Income Portfolio (Adviser Class)
ING VP Financial Services Portfolio (Class I)
ING VP Global Science and Technology Portfolio (Class I)
ING VP Growth and Income Portfolio (Class I)
ING VP Growth Portfolio (Class I)

The Funds (Continued)

ING VP Index Plus MidCap Portfolio (Class I)
ING VP Intermediate Bond Portfolio (Class I)
ING VP International Equity Portfolio (Class I)
ING VP International Value Portfolio (Class I)
ING VP MagnaCap Portfolio (Class I)
ING VP MidCap Opportunities Portfolio (Class I)
ING VP Money Market Portfolio (Class I)**
ING VP Natural Resources Trust (Class I)
ING VP Real Estate Portfolio (Class I)
ING VP Small Company Portfolio (Class I)
ING VP SmallCap Opportunities Portfolio (Class I)
ING VP Strategic Allocation Balanced Portfolio (Class I)
ING VP Strategic Allocation Growth Portfolio (Class I)
ING VP Strategic Allocation Income Portfolio (Class I)
ING VP Value Opportunity Portfolio (Class I)
Lord Abbett Series Fund – Growth and Income Portfolio (Class VC)
Lord Abbett Series Fund – Mid-Cap Value Portfolio (Class VC)
Oppenheimer Aggressive Growth Fund/VA
Oppenheimer Main Street Small Cap Fund®/VA
PIMCO VIT Real Return Portfolio (Administrative Class)
Pioneer Equity Income VCT Portfolio (Class I)
Pioneer High Yield VCT Portfolio (Class I)
Wanger Select
Wanger U.S. Smaller Companies

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* Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.

**Available for investment in transfer premium series contracts only. For flexible premium series contracts, currently only available during the right to cancel period in states that require a refund of purchase payments. See "Right to Cancel."

Variable Investment Options. These options are called subaccounts. The subaccounts are within Separate Account N, a separate account of the Company. Each subaccount invests in one of the mutual funds listed on the prior page. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying fund. You do not invest directly in or hold shares of the funds.

Risks Associated with Investing in the Funds. The funds in which the subaccounts invest have various risks. Information about the risks of investing in the funds is located in the "Investment Options" section on page 13, in Appendix II-Description of Underlying Funds and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the prospectuses for future reference.

Fixed Interest Options.
▷ Fixed Account D (available only for flexible premium series contracts)
▷ DCA Fixed Account (for dollar cost averaging only)

Except as specifically mentioned, this prospectus describes only the investment options offered through the separate account. However, we describe the fixed interest options in Appendix I to this prospectus.

Availability of Features. Not all features or riders are available in all states. The contracts are not available for sale in New York. Some funds or fixed accounts may be unavailable through certain contracts and plans or in some states.

Getting Additional Information. You may obtain the April 29, 2005, Statement of Additional Information (SAI) about the separate account without charge by calling us at 1-877-884-5050 or writing us at the address listed in the "Contract Overview-Questions: Contacting the Company" section of the prospectus. The Securities and Exchange Commission (SEC) also makes available to the public reports and information about the separate account and the funds. Certain reports and information, including this prospectus and SAI, are available on the EDGAR Database on the SEC web site, www.sec.gov, or at the SEC Public Reference Room in Washington, D.C. You may call 1-202-942-8090 or 1-800-SEC-0330 to get information about the operations of the Public Reference Room. You may obtain copies of reports and other information about the separate account and the funds, after paying a duplicating fee, by sending an e-mail request to publicinfo@sec.gov or by writing to the SEC Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. The SAI table of contents is listed on page 54 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

The contracts are not deposits with, obligations of or guaranteed or endorsed by any bank, nor are they insured by the FDIC. The contracts are subject to investment risk, including the possible loss of the principal amount of your investment.

TABLE OF CONTENTS

Contract Overview:	**4**
Contract Design	
Who's Who	
The Contract and Your Retirement Plan	
Contract Facts	
Questions: Contacting the Company (sidebar)	
Sending Forms and Written Requests in Good Order (sidebar)	
Contract Phases: The Accumulation Phase, The Income Phase	**5**

Fee Table	**6**
Condensed Financial Information	**13**
Investment Options	**13**
Transfers Among Investment Options	**14**
Purchase and Rights	**18**
Right to Cancel	**19**
Optional Living Benefit Riders	**20**
Fees	**27**
Your Contract Value	**31**
Withdrawals	**33**
Loans	**34**
Systematic Withdrawals	**34**
Death Benefit	**35**
The Income Phase	**38**
Taxation	**41**
Other Topics	**48**

The Company - Separate Account N - Contract Distribution - Payment of Commissions - Payment Delay or Suspension - Performance Reporting - Reports to Owners - Voting Rights - Contract Modifications - Involuntary Terminations - Legal Matters and Proceedings - Trading - Industry Developments

Contents of the Statement of Additional Information	**54**

Appendix I - The Fixed Accounts	**55**
Appendix II - List of Eligible Funds	**58**
Appendix III – MGWB Rider Examples	**59**
Appendix IV - Description of Underlying Funds	**61**

Contract Overview

The following is intended as a summary. Please read each section of this prospectus for additional detail.

Contract Design

The contracts described in this prospectus are individual deferred fixed and variable annuity contracts. They are intended to be retirement savings vehicles that offer a variety of investment options to help meet long-term financial goals and provide for a death benefit and guaranteed income options. The term "contract" in this prospectus refers to individual fixed and variable annuity contracts.

Who's Who

You: The individual who purchases the contract.

Contract Holder: The person to whom we issue the contract. Generally, you. The contract holder has all rights under the contract.

We (the Company): ReliaStar Life Insurance Company. We issue the contract.

For greater detail, please review "Purchase and Rights."

The Contract and Your Retirement Plan

The contracts may be issued on a nonqualified basis, or for use with retirement arrangements under Tax Code sections 403(b), 408, or 408A of the Tax Code.

Use of an Annuity Contract in a Retirement Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement arrangement (such as a Tax Code section 403(b) contract or an IRA under Tax Code section 408), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. However, annuities do provide other features and benefits (such as the guaranteed death benefits, guaranteed living benefits, and the lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. See "Purchase and Rights."

Contract Facts

Free Look/Right to Cancel. You may cancel your contract within ten days (some states require more than ten days) of receipt. See "Right To Cancel."

Death Benefit. Your beneficiary may receive a financial benefit in the event of your death prior to the income phase, including, if you elect, the optional Return of Purchase Payment Death Benefit or the Annual Stepped Up Death Benefit. Any death benefit during the income phase will depend upon the income phase payment option selected. See "Death Benefit" and "The Income Phase."

Questions: Contacting the Company. To answer your questions, contact your sales representative, write or call us at our administrative service center or write or call the distributor of the contracts, our affiliated company.

Administrative Service Center:
ING Service Center
P.O. Box 5050
Minot, North Dakota 58702-5050
1-877-884-5050

Our administrative service center has primary responsibility for administering the contracts and the separate account. The administrative services we provide include, but are not limited to, contract issuance, record maintenance, customer service, valuation and reporting.

Distributor of the contracts:
ING Financial Advisers, LLC
151 Farmington Avenue
Hartford, Connecticut 06156

Sending Forms and Written Requests in Good Order.
If you are writing to change your beneficiary, request a withdrawal or for any other purpose, contact us or your sales representative to learn what information is required for the request to be in "good order." Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon requests that are received in good order.

Optional Living Benefit Riders. The contracts may offer an optional minimum guaranteed accumulation benefit ("MGAB") rider and minimum guaranteed withdrawal benefit ("MGWB") rider for an additional charge. See "Optional Living Benefit Riders."

Withdrawals. During the accumulation phase you may withdraw all or part of your contract value. Certain fees and taxes may apply, and there are restrictions on the amounts available for withdrawal from the fixed account options. In addition, the Tax Code restricts full and partial withdrawals in some circumstances. See "Withdrawals" and "Appendix I - The Fixed Accounts."

Systematic Withdrawals. These are made available for you to receive periodic withdrawals from your contract, while retaining the contract in the accumulation phase. See "Systematic Withdrawals."

Loans. If allowed by the contract, loans may be available during the accumulation phase. These loans are subject to certain restrictions. See "Loans."

Fees and Expenses. Certain fees and expenses are deducted from the value of your contract. See "Fee Table" and "Fees."

Taxation. Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. See "Taxation."

Issue Date. The date that we issue the contract.

Contract Anniversary. Certain features of the contract rely upon your contract anniversary. The contract anniversary is the same day and month as the issue date of the contract, each year that the contract remains in effect.

Contract Year. Certain features of the contract rely upon calculation of the contract year. The contract year is each 12-month period starting with the issue date of the contract and each contract anniversary thereafter.

Contract Phases

I. The Accumulation Phase (accumulating dollars under your contract)

STEP 1: You provide us with your completed application and initial purchase payment. We issue a contract to you and credit the contract with your initial purchase payment.

STEP 2: You direct us to invest your purchase payment in one or more of the following investment options:

(a) Fixed Interest Options; or

(b) Variable Investment Options. (The variable investment options are the subaccounts of Separate Account N. Each one invests in a specific mutual fund.)

STEP 3: Each subaccount you select purchases shares of its assigned fund.


Payments to Your Contract
Step 1
ReliaStar Life Insurance Company
(a)
Step 2
(b)
Fixed Interest Options
Separate Account N
Variable Investment Options
The Subaccounts
A
B
Etc.
Step 3
Mutual Fund A
Mutual Fund B

II. The Income Phase (receiving income phase payments from your contract)

When you want to begin receiving payments from your contract you may select from the options available (see "The Income Phase"). In general, you may:

- Receive income phase payments over a life time or for a specified period;
- Select an option that provides a death benefit to beneficiaries; and
- Select income phase payments that are fixed or vary depending upon the performance of the variable investment options you select.

Fee Table

In this Section:
- ▷ Maximum Contract Owner Transaction Expenses
- ▷ Annual Contract Charge
- ▷ Separate Account Annual Expenses
- ▷ Fees Deducted by the Funds
- ▷ Hypothetical Examples

Also see the "Fees" section for:
- ▷ How, When and Why Fees are Deducted
- ▷ Reduction, Waiver and/or Elimination of Certain Fees
- ▷ Premium and Other Taxes
- ▷ Optional Death Benefit Rider Charges
- ▷ Optional Living Benefits Rider Charges

The following tables describe the fees and expenses that you will pay when buying, owning, and withdrawing from your contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, withdraw from the contract, take a loan from the contract or transfer cash value between investment options. State premium taxes may also be deducted. See "The Income Phase" for fees that may apply after you begin receiving payments under the contract.

Maximum Contract Owner Transaction Expenses

Early Withdrawal Charge (as a percentage of purchase payments)[1] 7%

Partial Withdrawal Processing Fee[2] $25.00

Transfer Charge[3] $25.00

Loan Processing Fee[4] $25.00

Loan Interest Rate Spread (per annum)[5] 3.0%

Fund Redemption Fees[6] ....may vary by fund

[1] The early withdrawal charge for contracts applies to each purchase payment and reduces over time. In certain cases this charge may not apply to a portion or all of your withdrawal. These fees may be waived, reduced or eliminated in certain circumstances. See "Early Withdrawal Charge" in the "Fees" section.

[2] The Company reserves the right to charge a partial withdrawal processing fee not to exceed the lesser of 2% of the amount withdrawn or $25, including partial withdrawals made as a part of a systematic withdrawal program. We are not currently applying this fee. See "Early Withdrawal Charge" in the "Fees" section. See also "Systematic Withdrawals."

[3] The Company does not currently impose a charge for transfers between the subaccounts or to or from the fixed interest options. However, we reserve the right to assess a $25 charge on any transfer or to limit the number of transfers.

[4] This is the maximum fee we would charge. We are not currently charging this fee. See "Loans."

[5] This is the maximum difference between the rate charged and the rate credited on loans under the contract. Currently the loan interest rate spread is 2.5% per annum; however we reserve the right to apply a spread of up to 3.0% per annum. As of April 29, 2005, we are charging a rate of 5.5% per annum and crediting 3% per annum. These rates are subject to change. See "Loans."

[6] If applicable, we may deduct the amount of any redemption fees imposed by the funds as a result of withdrawals, transfers, or other transactions. See "Fees - Fund Redemption Fees."

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Annual Contract Charge[7] $35

Separate Account Annual Expenses
  (as a percentage of average contract value)

	Standard Death Benefit	Return of Purchase Payment Death Benefit	Annual Stepped Up Death Benefit
Mortality & Expense Risk Charge[8].........	1.40%	1.40%	1.40%
Administrative Expense Charge[9]............	0.20%	0.20%	0.20%
Return of Purchase Payment Death Benefit Rider[10]	n/a	0.05%	n/a
Annual Stepped Up Death Benefit Rider[10]	n/a	n/a	0.25%
Total Separate Account Charges………..	1.60%	1.65%	1.85%

[7] This is the annual contract charge for the flexible premium series. The contract charge for transfer series contracts is $30. We reserve the right to waive the annual contract charge in certain circumstances. See "Fees – Annual Contract Charge."

[8] Mortality and Expense Risk charges are deducted daily.

[9] The administrative expense charge will be deducted proportionately from amounts invested in the subaccounts on a quarterly basis, and at time of a full contract withdrawal.

[10] The charge for the Return of Purchase Payment Death Benefit Rider or the Annual Stepped Up Death Benefit Rider will be deducted proportionally from all your investment options, including any fixed interest options, on a quarterly basis, and at time of a full contract withdrawal.

Optional Living Benefit Rider Charges

Minimum Guaranteed Accumulation Benefit Rider

Term	As a Maximum Annual Charge[11]	As a Maximum Quarterly Charge[11]
10 Year	1.00% of the Guaranteed Accumulation Benefit Amount[12]	0.25% of the Guaranteed Accumulation Benefit Amount[12]
7 Year	2.00% of the Guaranteed Accumulation Benefit Amount[12]	0.50% of the Guaranteed Accumulation Benefit Amount[12]

[11] These are the maximum charges we may charge for this rider. As of the date of this prospectus, the annual charge for the 10 year term is 0.65% of the Guaranteed Accumulation Benefit Amount (0.1625% on a quarterly basis) and the annual charge for the 7 year term is 1.00%, of the Guaranteed Accumulation Benefit Amount (0.25% on a quarterly basis). See "Fees – Optional Living Benefit Riders."

[12]   The Guaranteed Accumulation Benefit Amount is the total of the contract value at the start of the term, plus purchase payments received during the first contract year, reduced pro-rata for all partial withdrawals, loans and partial income phase payments taken during the term. See "Optional Living Benefit Riders – Minimum Guaranteed Accumulation Benefit Rider."

Minimum Guaranteed Withdrawal Benefit Rider

As a Maximum Annual Charge[13]	As a Maximum Quarterly Charge[13]
1.50% of the Guaranteed Withdrawal Base [14]	0.375% of the Guaranteed Withdrawal Base[14]

[13] This is the maximum charge we may charge for this rider. As of the date of this prospectus, the annual charge is 0.75% of the Guaranteed Withdrawal Base (0.1875% on a quarterly basis).

[14] The Guaranteed Withdrawal Base is an amount used to determine the Annual Withdrawal Amount. If the rider is effective on the contract issue date, the initial Guaranteed Withdrawal Base is equal to the initial purchase payment, and is increased by purchase payments received in the first contract year. If the rider is effective on a contract anniversary, the initial Guaranteed Withdrawal Base is equal to the contract value on that contract anniversary. See "Optional Living Benefit Riders – Minimum Guaranteed Withdrawal Benefit Rider."

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' fiscal year ended December 31, 2004 without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees and other expenses)	Minimum	Maximum
	x.xx%	x.xx%

Fees Deducted by the Funds

Using this information. The following table shows the investment advisory fees and other expenses charged annually by each fund. Fund fees are one factor that impacts the value of a fund share. To learn about additional factors, refer to the fund prospectuses. The fees and expense information regarding the funds was provided by the funds. Except for the ING funds, neither the funds nor their advisers are affiliated with the Company.

How Fees are Deducted. Fund fees are not deducted from the contract value. Instead, fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Except as noted below, the following figures are a percentage of the average net assets of each fund, and are based on figures for the year ended December 31, 2004. There is no guarantee that actual expenses will be the same as those shown in the table.

Fund Expense Table[1]
[TO BE UPDATED]

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
Franklin Small Cap Value Securities Fund (Class 2) [2]						
ING American Century Select Portfolio (Service Class) [3][4]						
ING American Century Small Cap Value Portfolio (Service Class) [5][6]						
ING Baron Small Cap Growth Portfolio (Service Class) [5][6]						
ING Fidelity® VIP Contrafund® Portfolio (Service Class) [7][8][9][10][11]						
ING Fidelity® VIP Equity Income Portfolio (Service Class) [7][8][9][10][11]						
ING Fidelity® VIP Growth Portfolio (Service Class) [7][8][9][10][11]						
ING Fidelity® VIP Mid Cap Portfolio (Service Class) [7][8][9][10][11]						
ING Goals4Life 2015 Portfolio (Service Class)						
ING Goals4Life 2025 Portfolio (Service Class)						
ING Goals4Life 2035 Portfolio (Service Class)						
ING Goals4Life 2045 Portfolio (Service Class)						
ING Goals4Life Income Portfolio (Service Class)						
ING Goldman Sachs® Capital Growth Portfolio (Service Class) [5]						
ING JPMorgan Fleming International Portfolio (Service Class) [5]						
ING JPMorgan Mid Cap Value Portfolio (Service Class) [5]						
ING Julius Baer Foreign Portfolio (Adviser Class) [12][13][14]						
ING Legg Mason Value Portfolio (Service Class) [12][15]						
ING Marsico Growth Portfolio (Adviser Class) [12][13][14][15]						
ING Mercury Large Cap Growth Portfolio (Adviser Class) [12][13][14]						
ING MFS Capital Opportunities Portfolio (Service Class) [5]						
ING MFS Total Return Portfolio (Adviser Class) [12][13][14][15]						
ING OpCap Balanced Value Portfolio (Service Class) [5]						

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
ING Oppenheimer Global Portfolio (Service Class) [4]						
ING Oppenheimer Strategic Income Portfolio (Service Class) [16]						
ING PIMCO Total Return Portfolio (Service Class) [5]						
ING Salomon Brothers Aggressive Growth Portfolio (Service Class) [5]						
ING Salomon Brothers Fundamental Value Portfolio (Service Class) [5]						
ING Salomon Brothers Investors Value Portfolio (Service Class) [5]						
ING Salomon Brothers Large Cap Growth Portfolio (Service Class) [3]						
ING Stock Index Portfolio (Institutional Class) [12] [14] [17]						
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Service Class) [3] [4]						
ING T. Rowe Price Equity Income Portfolio (Adviser Class) [12] [13] [14] [15]						
ING T. Rowe Price Growth Equity Portfolio (Service Class) [5]						
ING UBS U.S. Large Cap Equity Portfolio (Service Class) [5]						
ING Van Kampen Comstock Portfolio (Service Class) [5] [6]						
ING Van Kampen Equity and Income Portfolio (Service Class) [3] [4]						
ING Van Kampen Growth and Income Portfolio (Adviser Class) [12] [13] [14] [15]						
ING VP Financial Services Portfolio (Class I) [18] [19] [20]						
ING VP Global Science and Technology Portfolio (Class I) [21] [22]						
ING VP Growth and Income Portfolio (Class I) [21]						
ING VP Growth Portfolio (Class I) [21] [22]						
ING VP Index Plus MidCap Portfolio (Class I) [21] [22]						
ING VP Intermediate Bond Portfolio (Class I) [21]						
ING VP International Equity Portfolio (Class I) [21] [22]						
ING VP International Value Portfolio (Class I) [18] [19] [20]						
ING VP MagnaCap Portfolio (Class I) [18] [19] [20] [23]						
ING VP MidCap Opportunities Portfolio (Class I) [18] [19] [20]						
ING VP Money Market Portfolio (Class I) [21]						
ING VP Natural Resources Trust (Class I) [24]						
ING VP Real Estate Portfolio (Class I) [18] [19] [20]						
ING VP Small Company Portfolio (Class I) [21] [22]						
ING VP SmallCap Opportunities Portfolio (Class I) [18] [19] [20]						
ING VP Strategic Allocation Balanced Portfolio (Class I) [21] [22]						

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
ING VP Strategic Allocation Growth Portfolio (Class I) [21] [22]						
ING VP Strategic Allocation Income Portfolio (Class I) [21] [22]						
ING VP Value Opportunity Portfolio (Class I) [21] [22]						
Lord Abbett Series Fund – Growth and Income Portfolio (Class VC)						
Lord Abbett Series Fund – Mid-Cap Value Portfolio (Class VC)						
Oppenheimer Aggressive Growth Fund/VA						
Oppenheimer Main Street Small Cap Fund®/VA						
PIMCO VIT Real Return Portfolio (Administrative Class) [25]						
Pioneer Equity Income VCT Portfolio (Class I)						
Pioneer High Yield VCT Portfolio (Class I)						
Wanger Select						
Wanger U.S. Smaller Companies						

Footnotes to the "Fund Expense Table"   [TO BE UPDATED]

(1)   The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. Any such fees deducted from fund assets are disclosed in this Fund Expense Table and the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above. See "Fees – Fund Expenses" for additional information.

Hypothetical Examples

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses including the maximum annual contract charge of $35 (converted to a percentage of assets equal to 0.28%), and fund fees and expenses. Specifically, the Examples assume election of the Annual Stepped Up Death Benefit and the optional 7 year MGAB rider.

Example 1: The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the **maximum** fees and expenses of any of the funds available as listed in the "Total Annual Fund Operating Expenses" column in the fund expense table above. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire contract value at the end of the applicable time period:				**(B) If you do not withdraw your entire contract value or if you select an income phase payment option at the end of the applicable time period:**			
1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
$	$	$	$	$	$	$	$

Example 2: The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the **minimum** fees and expenses of any of the funds available as listed in the "Total Annual Fund Operating Expenses" column in the fund expense table above. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire contract value at the end of the applicable time period:				**(B) If you do not withdraw your entire contract value or if you select an income phase payment option at the end of the applicable time period:**			
1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
$	$	$	$	$	$	$	$

Condensed Financial Information

Understanding Condensed Financial Information. As of the date of December 31, 2004, we had not begun selling the contracts and the subaccounts did not have any assets attributable to the contracts. Therefore, no condensed financial information is presented herein.

Investment Options

The contracts offer variable investment options and up to two fixed interest options. Fixed Account D is available in flexible premium series contracts only.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Separate Account N, a separate account of the Company. Each subaccount invests in a specific mutual fund. You do not invest directly in or hold shares of the funds.

▷ **Mutual Fund (fund) Descriptions:** We provide brief descriptions of the funds in Appendix II. Refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, from our administrative service center at the address and phone number listed in "Contract Overview-Questions: Contacting the Company," by accessing the SEC's web site or by contacting the SEC Public Reference Room.

Eligible Funds. If you have selected the MGAB rider or the MGWB rider, you must remain invested at all times in one or more of the Eligible Funds in order to receive the benefits of these riders (other than during the free look period, when we may require you to invest in the money market option). See "Appendix II - "Eligible Funds." Failure to remain so invested will result in the termination of the applicable rider, and no charges deducted under the rider will be refunded. Accordingly, you should not purchase one of these riders if you do not believe that you will be comfortable remaining invested in one or more of the Eligible Funds during the entire time the rider is in effect.

Fixed Interest Options. For a description of the fixed interest options, see Appendix I.

Selecting Investment Options
- **Choose options appropriate for you.** Your sales representative can help you evaluate which investment options may be appropriate for your financial goals.
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have values that rise and fall more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to risks not associated with domestic investments, and their investment performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.
- **Be informed.** Read this prospectus, the fund prospectuses and Appendix I.

Limits on Availability of Options. We may add, withdraw or substitute funds, subject to the conditions in your contract and compliance with regulatory requirements. See "Other Topics-Contract Modifications - Addition, Deletion or Substitution of Fund Shares." We may also discontinue the availability of fixed interest options for new purchase payments and/or for transfers. Some subaccounts or fixed interest options may not be available in all contracts or in some states.

Limits on How Many Investment Options You May Select. Generally you may select no more than 18 investment options at any one time during the accumulation phase of your contract. Each subaccount and each fixed account selected counts towards this 18 investment option limit.

Limits Imposed by the Funds. Orders for the purchase of fund shares may be subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation of a purchase payment to a subaccount if the subaccount's investment in its corresponding fund is not accepted by the fund for any reason.

Reinvestment. The funds described in this prospectus have, as a policy, the distribution of income, dividends and capital gains. There is, however, an automatic reinvestment of such distributions under the contracts described in this prospectus.

Insurance-Dedicated Funds. *(Mixed and Shared Funding)* The funds described in this prospectus are available only to insurance companies for their variable contracts. Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

  ▷   Mixed-bought for annuities and life insurance.
  ▷   Shared-bought by more than one company.

Possible Conflicts of Interest. It is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts which may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of Separate Account N from participation in the funds which are involved in the conflict.

Transfers Among Investment Options

Transfers among the fixed interest options are subject to the following conditions:
- During the accumulation phase you may transfer amounts among the available subaccounts, and from the subaccounts to Fixed Account D (for flexible premium series contracts).
- Amounts may be transferred from the DCA Fixed Account to one or more subaccounts only, and requires participation in the dollar cost averaging program.
- The DCA Fixed Account is only available for purchase payments.
- Transfers to the DCA Fixed Account are not allowed.
- The amount available for transfer from Fixed Account D to the subaccounts is limited (see Appendix I).
- Fixed Account D is available only through flexible premium series contracts.
- The DCA Fixed Account may be available under both types of contracts.
- The DCA Fixed Account is not available if you have selected one of the optional living benefit riders.

We do not currently charge a transfer fee. However, we reserve the right to charge a fee of $25 for each transfer and to limit the number of transfers, as well as establish minimum and maximum amounts for transfers. We also reserve the right to transfer the entire amount remaining in a subaccount in the event that a transfer request would bring this remaining amount below a specified amount.

Optional Living Benefit Riders. If you have elected the MGAB rider or MGWB rider, you are limited to investment in the Eligible Funds (other than during the free look period, when we may require you to invest in the money market option). While we will not restrict your ability to invest or transfer to other funds, if you do so, the applicable rider will be terminated. Accordingly, you should not purchase one of these riders if you do not believe that you will be comfortable remaining invested in one or more of the Eligible Funds during the entire time the rider is in effect. See "Optional Living Benefit Riders;" see also "Appendix II - Eligible Funds."

Transfer Requests. Requests may be made in writing, by telephone (where allowed) and under the dollar cost averaging and automatic reallocations programs.

Limits Imposed by Underlying Funds. Orders for the purchase of fund shares may be subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation of a purchase payment to a subaccount if the subaccount's investment in its corresponding fund is not accepted by the fund for any reason.

Limits on Frequent or Disruptive Transfers. The contract is not designed to serve as a vehicle for frequent trading. Frequent trading can disrupt management of a fund and raise its expenses through: 1) increased trading and transaction costs; 2) forced and unplanned portfolio turnover; 3) lost opportunity costs; and 4) large asset swings that decrease the fund's ability to provide maximum investment return to all contract holders and participants. This in turn can have an adverse effect on fund performance. Accordingly, individuals or organizations that use market-timing investment strategies and make frequent transfers should not purchase the contract.

We monitor transfer activity. With regard to frequent transfers, in the event that an individual's or organization's transfer activity:

1. exceeds our then-current monitoring standard for frequent trading;

2. is identified as problematic by an underlying fund even if the activity does not exceed our monitoring standard for frequent trading; or

3. if we determine in our sole discretion that such transfer activity may not be in the best interests of other contract holders,

we will take the following actions to deter such activity. Upon the first violation, we will send a one time warning letter. A second violation will result in the suspension of trading privileges via facsimile, telephone, email and Internet, and limit trading privileges to submission by regular U.S. mail for a period of six months. At the end of that period, trading privileges will be reinstated. If there is another violation after such rights are reinstated, we will suspend such privileges permanently. We will notify you in writing if we take any of these actions.

With regard to transfers initiated by a market-timing organization or individual or other party authorized to give transfer instructions on behalf of multiple contract owners, we will also take the following actions, without prior notice: (1) not accepting transfer instructions from an agent acting on behalf of more than one contract holder; and (2) not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one contract holder at a time.

Our current definition of frequent trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs and transfers involving certain de minimis amounts when determining whether trading activity is excessive. We reserve the right to modify our general standard, or the standard as it may apply to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract holders and fund investors and/or state or federal regulatory requirements. If we modify such standard, it will be applied uniformly to all contract holders or, as applicable, to all contract holders investing in the underlying fund.

In addition, if, due to the excessive dollar amounts of trades, even though not within our then current definition of frequent trading, an individual's or organization's transfer activity is determined, in our sole discretion, to be disruptive, we will take the same actions as are described above to limit frequent transfers.

The Company does not allow waivers to the above policy. Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity.

Value of Your Transferred Dollars. The value of amounts transferred into or out of subaccounts will be based on the subaccount unit values next determined after we receive your transfer request in good order at our administrative service center or, if you are participating in the dollar cost averaging or automatic reallocation programs, after your scheduled transfer or reallocation.

Telephone and Electronic Transactions: Security Measures. Telephone transactions may be available when you complete a telephone reallocation form and a personal identification number (PIN) has been assigned. To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These may include recording calls on voice recording equipment, requiring completion of a "telephone reallocation" form, written confirmation of telephone instructions and use of a PIN to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

The Dollar Cost Averaging Program. Dollar cost averaging is an investment strategy whereby you purchase fixed dollar amounts of an investment at regular intervals, regardless of price.

Currently, under this program you may elect one of the following transfer options:

DCA Fixed Account. You may direct us to automatically transfer amounts invested in the DCA Fixed Account to any one or more of the subaccounts over a specified period of time. Transfers from the DCA Fixed Account to Fixed Account D are not allowed. Only purchase payments may be allocated to the DCA Fixed Account.

> ▷ Transfers from the DCA Fixed Account are made on a monthly basis.
> ▷ We reserve the right to limit your participation in the DCA Fixed Account to once over the life of the contract.
> ▷ Currently, transfers of substantially equal amounts are made over a period of six or twelve months. Other periods may also be available from time to time.
> ▷ The DCA Fixed Account is not available if you have selected an optional living benefit rider.
> ▷ You may have only one dollar cost averaging term at any one time.
> ▷ The minimum initial deposit to a DCA Fixed Account term is $5,000.
> ▷ If the dollar cost averaging program is discontinued prior to the end of the chosen term, the remaining balance of the DCA Fixed Account will be transferred to Fixed Account D if available under your contract. If Fixed Account D is not available, then such amounts will be transferred to the money market subaccount, unless you direct otherwise.
> ▷ If the contract owner dies while dollar cost averaging from the DCA Fixed Account and the surviving spouse elects to continue the contract, the dollar cost averaging program will continue according to its terms, and the DCA Fixed Account will remain available for allocation of purchase payments, subject to any restrictions on the program.

Dollar cost averaging from the DCA Fixed Account will be automatically discontinued in the event that:

1. Death benefit proceeds become payable;
2. The contract is terminated; or
3. The contract owner elects to begin receiving income phase payments.

Interest Only. You may direct us to automatically transfer credited interest only from amounts invested in Fixed Account D (for flexible premium series contracts) to any one or more of the subaccounts.

> ▷ Only automatic transfers of 100% of interest earned are allowed, and transfers to the DCA Fixed Account are not allowed. We will only transfer interest that is earned after your have elected this option. Reallocations may be made on a monthly, quarterly, semi-annual or annual basis.
> ▷ To elect transfers of this type, your contract value must be at least $10,000 and the Fixed Account D value must be at least $5,000. We reserve the right to discontinue these transfers when the Fixed Account D value becomes less than $5,000.

Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. Transfers made under this program do not count as transfers when determining the number of free transfers that may be made each contract year. Dollar cost averaging may be subject to additional restrictions or requirements. To obtain an application form or for additional information about this program, contact your sales representative or call us at the number listed in "Contract Overview-Questions: Contacting the Company."

We reserve the right to discontinue, modify or suspend the dollar cost averaging program.

The Automatic Reallocation Program (Account Rebalancing). Account rebalancing allows you to reallocate your contract value to match the investment allocations you originally selected by transferring contract values from the subaccounts that have increased in value to those subaccounts that have declined in value or increased in value at a slower rate. Only contract values invested in the subaccounts may be rebalanced. We automatically transfer your contract value on each quarterly anniversary of the date we established your account (or any other date as we allow). Account rebalancing neither ensures a profit nor guarantees against loss in a declining market.

There is currently no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each contract year. You are eligible to participate in this program if your contract value is at least $10,000. To apply, you must complete an application you may obtain by writing to us at the address listed in "Contract Overview-Questions: Contacting the Company." You must choose the applicable subaccounts and the percentage of contract value to be maintained on a quarterly basis in each subaccount. All values in a selected subaccount will be available for rebalancing.

You may instruct us at any time to terminate this program by written request to us at the address listed in "Contract Overview -- Questions: Contacting the Company." Any value in a subaccount that has not been reallocated will remain in that subaccount regardless of the percentage allocation, unless you instruct us otherwise. If you wish to continue the reallocations after they have been terminated, you must complete an application and have at least $10,000 of contract value.

We reserve the right to discontinue, modify or suspend the account rebalancing program.

Transfers from the Fixed Accounts. Transfers from Fixed Account D are limited. For more information on transfers from the fixed interest options, see "Appendix I, The Fixed Accounts," and your contract.

Purchase and Rights

Use of an Annuity Contract in your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement arrangement (such as a Tax Code Section 403(b) contract or an IRA contract under Tax Code Section 408), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. However, annuities may provide other features and benefits (such as the guaranteed death benefits and the lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

If you are considering an optional death benefit rider and your contract will be an IRA or used in conjunction with a qualified retirement plan, see "Taxation Consequences of Enhanced Death Benefit" in the "Taxation" Section.

How to Purchase.
The contract holder may purchase a contract from us by completing an application and making an initial purchase payment or transferring an amount from another investment provider. At purchase, the contract holder also elects whether to purchase an optional death benefit rider and/or optional living benefit rider. Upon our approval we will issue a contract and set up an account.

For nonqualified contracts, the following purchase payment methods are allowed:
▷ One lump sum;
▷ Periodic payments; or
▷ Transfer under Tax Code section 1035.

For IRA and 403(b) contracts, the following purchase payment methods are allowed:
▷ One lump sum;
▷ Periodic payments; or
▷ Rollover or transfer payments, as permitted by the Tax Code.

The minimum periodic purchase payment amount we will accept under the flexible premium series is $50.

The minimum amount we will accept as an initial transfer under the transfer premium series for 403(b) contracts is $25,000. The minimum amount we will accept as an initial transfer under the transfer premium series for nonqualified and IRA contracts is $10,000. The minimum amount we will accept as a subsequent transfer into the transfer premium series contract is $5,000.

We reserve the right to reject any purchase payment to an existing contract if the purchase payment exceeds $250,000, or if the purchase payment together with the contract value at the next valuation date exceeds $1,000,000. Any purchase payment not accepted by the Company will be refunded.

Any reduction of the minimum initial or subsequent purchase payment amount will not be unfairly discriminatory against any person. We will make any such reduction according to our own rules in effect at the time the purchase payment is received. We reserve the right to change these rules from time to time.

Acceptance or Rejection of Your Application. We must accept or reject your application within two business days of receipt. If the application is incomplete, we may hold any forms and accompanying purchase payment(s) for five business days. We may hold purchase payments for longer periods, pending acceptance of the application, only with your permission. If the application is rejected, we will notify you of the reasons and the application and any purchase payments will be returned to you.

Valuation Date: A day that the New York Stock Exchange is open for trading.

Allocating Purchase Payments to the Investment Options. We will allocate your purchase payments among the investment options you select. However, for contracts issued in states that require a refund of all purchase payments made, we will credit the initial purchase payment to the ING VP Money Market portfolio during the right to cancel period, plus five calendar days. See "Right to Cancel." Allocations must be in whole percentages and there are limits on the number of investment options you may select. When selecting investment options you may find it helpful to review the "Investment Options" section.

Factors to Consider in the Purchase Decision. The decision to purchase a contract should be discussed with your financial representative, making sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur. You should pay attention to the following issues, among others:

1. Long-Term Investment – These contracts are long-term investments, and are typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan, or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in a contract. You should not participate in a contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½.
2. Investment Risk – The value of investment options available under the contracts may fluctuate with the markets and interest rates. You should not participate in a contract in order to invest in these options if you cannot risk getting back less money than you put in.
3. Features and Fees – The fees for these contracts reflect costs associated with the features and benefits they provide. As you consider a contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.
4. Exchanges – If a contract will be a replacement for another annuity contract you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under the contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any other increased charges that might apply under these contracts. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

Right to Cancel

When and How to Cancel. You may cancel your contract within ten days of receipt (some states require more than ten days) by returning it to our administrative service center or to your sales representative along with a written notice of cancellation.

Refunds. We will issue you a refund within seven days of our receipt of your contract and written notice of cancellation. Unless your state requires otherwise, your refund will equal the purchase payments made plus any earnings or minus any losses attributable to those purchase payments allocated among the subaccounts. In other words, where a refund of contributions is not required, you will bear the entire investment risk for amounts allocated among the subaccounts during this period and the amount refunded could be less than the amount paid. We will not deduct an early withdrawal charge, annual contract charge, administrative expense charge, or any rider charges from the amount we return to you. However, any mortality and expense risk charge deducted during the period you held the contract will not be returned. If your state requires, we will refund all purchase payments made, if that amount is higher than your contract value.

For contracts issued in states that require a refund of all purchase payments made or if your contract is issued as an IRA or Roth IRA, we will credit the initial purchase payment to the ING VP Money Market portfolio during the right to cancel period, plus five calendar days. If you cancel your contract within ten days of receipt, we will refund all purchase payments made or the contract value, whichever is greater. If you choose to keep the contract, the purchase payments will be then allocated among the investment options you selected.

Optional Living Benefit Riders

Beginning on June 17, 2005, and subject to state availability, you may elect one of the optional living benefit riders, the Minimum Guaranteed Accumulation Benefit ("MGAB") rider or the Minimum Guaranteed Withdrawal Benefit ("MGWB") rider, discussed below. If you have purchased the contract prior to June 17, 2005, you must wait until a contract anniversary after applicable state approval (up to the third contract anniversary) in order to purchase one of these riders. **Only one of these riders may be purchased or in effect at any given time. Each rider has a separate charge.** See "Fees – Optional Living Benefit Riders."

The optional living benefit riders may not be suitable for all investors. You should analyze each rider thoroughly and understand it completely before you select one. The optional living benefit riders do not guarantee any specific return of principal or premium payments and do not guarantee performance of any specific investment portfolio under the contract. If you purchase the MGAB rider, loans may adversely impact the Additional Amount Paid under the rider, and there may be adverse tax consequences from taking a loan while the rider is in effect. You should not purchase the MGWB rider if amounts held under the contract are subject to withdrawal restrictions under the Internal Revenue Code (including but not limited to 403(b) contracts) or subject to any state or plan level withdrawal restrictions. You should consult a qualified financial or tax adviser when evaluating these riders, including purchase of these riders or the election of any applicable Step-Up.

If you have selected the MGAB rider or the MGBW rider, you must remain invested at all times in one or more of the Eligible Funds in order to receive the benefits of these riders (other than during the free look period, when we may require you to invest in the money market option). See "Appendix II - "Eligible Funds." Failure to remain so invested will result in the termination of the applicable rider, and no charges deducted under the rider will be refunded. Accordingly, you should not purchase one of these riders if you do not believe that you will be comfortable remaining invested in one or more of the Eligible Funds during the entire time the rider is in effect.

Definitions. The following terms are used in this section:

Adjusted Contract Value (MGAB rider only). If the contract allows loans, the Adjusted Contract Value is equal to the contract value minus the sum of all loan repayments made since the term began, if any, that have been allocated to the subaccounts during that term.

Annual Withdrawal Amount (MGWB rider only). The maximum amount that can be withdrawn under the MGWB rider each contract year without causing the recalculation of the Guaranteed Withdrawal Base. The Annual Withdrawal Amount on any day after the effective date of the rider is equal to the lesser of:

1. 5% of the Guaranteed Withdrawal Base as of that day, less cumulative withdrawals (including income phase payments) made during the contract year; or

2. the Remaining Guaranteed Balance as of that day.

The Annual Withdrawal Amount will never be less than zero.

Eligible Funds (MGAB and MGWB riders). The funds listed in Appendix II to this prospectus, and such additional funds as we may identify from time to time. You must invest exclusively in one or more of the Eligible Funds during the entire time the rider is in effect.

End of Term Date (MGAB rider only). The date shown on your MGAB rider schedule on which the Additional Amount is calculated. If that date is not a valuation date, then the End of Term Date is the next valuation date immediately following that date.

Guaranteed Withdrawal Base (MGWB rider only). An amount used to determine the Annual Withdrawal Amount. If the MGWB rider is effective on the contract issue date, the initial Guaranteed Withdrawal Base is equal to the initial purchase payment, increased by any purchase payments received during the first contract year. In this case the MGWB rider may not be appropriate for you if you plan to make substantial purchase payments after your first contract anniversary, or may be more appropriate if purchased on a subsequent anniversary. If the MGWB rider is effective on a contract anniversary, the initial Guaranteed Withdrawal Base is equal to the contract value on that contract anniversary. In this case, the MGWB rider may not be appropriate for you, if you plan to make substantial premium payments after the contract anniversary in which your rider would become effective.

Remaining Guaranteed Balance (MGWB rider only). The amount available for future withdrawals made under the MGWB rider. The Remaining Guaranteed Balance will never be less than zero.

Step-Up (MGAB and MGWB riders). An increase in the Guaranteed Accumulation Benefit Amount (for the MGAB rider) or the Guaranteed Withdrawal Base and Remaining Guaranteed Balance (for the MGWB rider), to an amount equal to 100% of the contract value, determined as of the Step-Up Date.

Step-Up Date (MGAB and MGWB riders). The date shown on the applicable rider schedule on which you may elect a Step-Up in the Guaranteed Accumulation Benefit Amount (for the MGAB rider) or the Guaranteed Withdrawal Base and Remaining Guaranteed Balance (for the MGWB rider). If no date is shown, a Step-Up is not available.

Term (MGAB rider only). The period of time specified on the MGAB rider schedule that begins on the effective date of the rider or on a Step-Up Date.

Minimum Guaranteed Accumulation Benefit ("MGAB") Rider. The MGAB rider is an optional living benefit that provides you with an MGAB intended to guarantee a minimum contract value at the end of a specified waiting period, called a term. Subject to the terms and conditions outlined below, and as described in your contract rider, we will increase the contract value to the Guaranteed Accumulation Benefit Amount (as defined below) if, at the end of the term, the contract value or Adjusted Contract Value, as applicable, is less than the Guaranteed Accumulation Benefit Amount. The Guaranteed Accumulation Benefit Amount is a calculation used to determine the MGAB only. It does not represent a contract value, nor does in guarantee performance of the subaccounts in which you are invested. It is also not used in determining the amount of your income phase payments, withdrawal value or death benefit values.

The contract offers a 10 year MGAB rider term and a 7 year MGAB rider term. Only one term may be selected. The 10 year term has a waiting period of ten years while the 7 year term has a waiting period of seven years.

Subject to the restrictions outlined below, the MGAB rider guarantees that your contract value at the end of the applicable waiting period will be at least equal to the Guaranteed Accumulation Benefit Amount. The Guaranteed Accumulation Benefit Amount is equal to your contract value at the start of the MGAB term, plus 100% of eligible purchase payments (defined as all subsequent purchase payments received during the first contract year), reduced pro-rata for partial withdrawals, loans, and income phase payments taken from the contract during the term. The pro-rata adjustment is calculated by multiplying the Guaranteed Accumulation Benefit Amount prior to a withdrawal, loan, or the initiation of partial income phase payments by the fraction (A)/(B), where:

(A) is the amount of the withdrawal (including any applicable early withdrawal charge), loan, or partial income phase payment; and

(B) is the contract value immediately prior to the withdrawal, loan, or partial income phase payment.

For purposes of determining the contract value at the beginning of the term, if the rider is purchased on the issue date of the contract, the contract value is equal to the initial purchase payment, increased by any purchase payments received during the first contract year. In this case, the MGAB rider may not be appropriate for you if you plan to make substantial purchase payments after your first contract anniversary, or may be more appropriate if purchased on a subsequent anniversary. If the rider is purchased on a contract anniversary or if you elect a Step-Up in the Guaranteed Accumulation Benefit Amount, the contract value is equal to the contract value on that contract anniversary or Step-Up Date. In this case, the MGAB rider may not be appropriate for you if you plan to make substantial premium payments after the contact anniversary in which your rider would become effective.

Purchase. Subject to state availability, the MGAB rider may be purchased on the issue date of the contract, or on the first (1st), second (2nd), or third (3rd) contract anniversary. Purchase of the MGAB rider is subject to the following restrictions:

1. The contract owner and annuitant must be age 80 or younger on the effective date of the MGAB rider;

2. You must agree to invest exclusively in one or more of the Eligible Funds during the entire term;

3. You cannot have an outstanding loan balance under the contract (where allowed);

4. You agree not to invest in the DCA Fixed Account or any other fixed account which may be available under the contract during the time the MGAB rider is in effect;

5. Your election of the MGAB rider must be received at our administrative service center, in good order, within thirty (30) days after the issue date of the contract or the 1st, 2nd, or 3rd contract anniversary; and

6. You cannot have previously terminated an MGAB rider purchased under the contract.

We reserve the right to make other purchase dates available. The issue date or contract anniversary closest to your election of the MGAB rider is the effective date of the rider.

For a discussion of the charges we deduct under the MGAB rider, see "Fees – Optional Rider Charges."

Step-Up of Guaranteed Accumulation Benefit Amount. If a Step-Up Date is shown on your MGAB rider schedule, you may elect to increase the Guaranteed Accumulation Benefit Amount to an amount equal to 100% of the contract value as of the Step-Up Date provided:

1. The age of each contract owner and annuitant is 80 or younger on the Step-Up Date;

2. You agree to invest exclusively in one or more of the Eligible Funds during the entire term

3. You do not have an outstanding loan balance under the contract (if applicable) on the Step-Up Date; and

4. You agree not to invest in the DCA Fixed Account or any other fixed account which may be available under the contract during the time the MGWB rider is in effect; and

5. Your election of a Step-Up in the Guaranteed Accumulation Benefit Amount is received, in good order, at our administrative service center within thirty (30) days after the contract anniversary on which the Step-Up may be purchased.

For the 10 year term rider, the Step-Up Date is the fifth contract anniversary measured from the rider effective date, or the most recent Step-Up Date, whichever is most recent. No Step-Up is allowed under the 7 year term rider.

Charges for the rider may change if you have elected a Step-Up. The charge will never exceed the charge in effect for new issues of the same rider, and will not result in a charge that exceeds the maximum charge specified on the rider schedule. See "Fees – Optional Living Benefit Riders."

Additional Amount. If the contract value or Adjusted Contract Value, as applicable, is less than the Guaranteed Accumulation Benefit Amount on the End of Term Date, we will apply an additional amount to the contract on the next valuation date following the End of Term Date. This additional amount will be equal to the difference between the contract value on the End of Term Date and the Guaranteed Accumulation Benefit Amount. If your contract permits loans, the additional amount will be equal to the difference between the Adjusted Contract Value as of the End of Term Date and the Guaranteed Accumulation Benefit Amount.

The additional amount applied, if any, will be allocated pro-rata to the subaccounts that you are invested in as of the End of Term Date. We will not apply an additional amount if the contract value or Adjusted Contract Value, as applicable, as of the End of Term Date is greater than the Guaranteed Accumulation Benefit Amount.

Repurchase. If a repurchase date is shown on the rider schedule, you may elect to repurchase the rider or any other MGAB rider available for sale by us in connection with the contract on that date for another term, provided:

    1. The age of each contract owner and annuitant is 80 years or younger on the repurchase date;

    2. You do not have an outstanding loan balance (if applicable) on the repurchase date;

    3. You agree to invest exclusively in one or more of the Eligible Funds during the entire new term;

    4. You agree not to invest in the DCA fixed account or any other fixed account which may be available under the contract during the time the MGAB rider is in effect; and

    5. Your election is received in good order at our administrative service center within thirty (30) days after the repurchase date.

The Guaranteed Accumulation Benefit Amount at the start of the new term will equal the contract value on the repurchase date and will include the Additional Amount, if any, paid under the prior term. The repurchase date will generally be the next valuation date after the end of a term.

Charges for the rider may change if you have elected to repurchase the rider at the end of a term. The charge will never exceed the charge in effect for new issues of the same rider. If we are no longer issuing the rider, any change in charges will not result in a charge that exceeds the maximum charge specified on the rider schedule. See "Fees – Optional Living Benefit Riders."

Termination. The rider will automatically terminate at the end of the term, or if earlier, upon the occurrence of one of the following:

    1. If any portion of you contract value is not invested in one of the Eligible Funds;

    2. If the contract is terminated in accordance with the provisions of the contract;

    3. On the Death Benefit Valuation Date, unless the contract is continued by your spouse, in which case the rider may continue with your surviving spouse as contract owner;

    4. If the ownership of this contract changes and the new contract owner is other than your spouse;

    5. If we receive written notice from you in good order at our administrative service center to terminate this rider; or

    6. If you initiate income phase payments (full income phase payments only).

The rider has no surrender value or other non-forfeiture benefits upon termination. Prior to the end of a term, this rider does not provide any benefits.

Minimum Guaranteed Withdrawal Benefit ("MGWB") Rider. The MGWB rider is an optional living benefit that provides you with an MGWB intended to allow for minimum withdrawals up to the Annual Withdrawal Amount, regardless of market performance, until the Remaining Guaranteed Balance equals zero. For purposes of the MGWB rider, the term "withdrawal" includes any applicable early withdrawal charges and charges for state and federal taxes (including premium taxes), if applicable, as well as income phase payments. Amounts withdrawn under the MGWB rider will reduce the contract value by the amount withdrawn and will be subject to the same conditions, limitations, restrictions and all other fees, charges, and deductions, including withdrawal charges, if applicable, as withdrawals otherwise made under the contract. For examples of specific applications of the MGWB rider, see "Appendix III – MGWB Rider Examples."

If a withdrawal does not exceed the Annual Withdrawal Amount immediately prior to that withdrawal, the Guaranteed Withdrawal Base will remain unchanged. The Remaining Guaranteed Balance will decrease by the withdrawal amount, immediately following the withdrawal. See Example D in "Appendix III – MGWB Rider Examples." If under the contract you are required to take required minimum distributions and distributions exceed the Annual Withdrawal Amount, the Guaranteed Withdrawal Base will remain unchanged. The Remaining Guaranteed Balance will decrease by the withdrawal amount, immediately following the withdrawal. See Example F in "Appendix III – MGWB Rider Examples."

If a withdrawal exceeds the Annual Withdrawal Amount immediately prior to that withdrawal, we will adjust the Guaranteed Withdrawal Base and Remaining Guaranteed Balance immediately following the withdrawal to the lesser of:

1. The contract value immediately after the withdrawal; or

2. The Remaining Guaranteed Balance immediately prior to the withdrawal, less the withdrawal amount.

See Example E in "Appendix III – MGWB Rider Examples." A withdrawal may not exceed the amount available for withdrawal under the contract if such withdrawal would exceed the Annual Withdrawal Amount.

Automatic Withdrawal Status. If a withdrawal: (a) does not exceed the Annual Withdrawal Amount; and (b) reduces the contract value to zero, the MGWB rider enters automatic withdrawal status.

Once the MGWB rider enters automatic withdrawal status, the MGWB will be payable, subject to the conditions below. The MGWB consists of:

1. <u>Automatic Periodic Payments</u>: Automatic periodic payments will be made annually beginning on the contract anniversary following the date the MGWB rider enters automatic withdrawal status. We may make other payment frequencies available. The amount of each automatic periodic payment will equal the Annual Withdrawal Amount, until the Remaining Guaranteed Balance is reduced to zero. If the Remaining Guaranteed Balance is less than or equal to the Annual Withdrawal Amount at the time an automatic periodic payment is due, that payment will equal the Remaining Guaranteed Balance, and it will be the final automatic periodic payment.

2. <u>The MGWB Death Benefit</u>: While the MGWB rider is in automatic withdrawal status, automatic periodic payments will cease on the Death Benefit Valuation Date, and the MGWB death benefit payable shall be the Remaining Guaranteed Balance. Such amount shall be payable in a single lump sum to the person entitled to death proceeds under the contract, subject to normal lump-sum death benefit payment procedures. See "Death Benefit."

While the MGWB rider is in automatic withdrawal status, the following restrictions apply:

1. No further purchase payments under the contract are allowed;

2. No further charges under the contract will apply;

3. The contract will provide no further benefits other than as provided under the MGWB rider;

4. Any other contract rider shall terminate unless specified otherwise in the rider; and

5. The contract and MGWB rider will terminate at the earliest of (a) payment of the final Annual Withdrawal Benefit or (b) payment of the MGWB death benefit.

Because the payment of the MGWB death benefit supercedes other death benefits under the contract, you should consider whether purchasing an optional death benefit rider makes sense for you. In the event that the MGWB death benefit is paid, you will receive no value for the charges paid in connection with the optional death benefit rider. When purchasing the contract, you should consider whether you need an enhanced death benefit or intend to make withdrawals under the contract.

Purchase. Subject to state availability, the MGWB rider may be purchased on the issue date of the contract, or on the first (1st), second (2nd), or third (3rd) contract anniversary. Purchase of the MGWB rider is subject to the following restrictions:

1. The contract owner and annuitant must be age 80 or younger on the effective date of the MGWB rider;

2. You must agree to invest exclusively in one or more of the Eligible Funds during the entire term;

3. You cannot have an outstanding loan balance under the contract (where allowed) and you agree not to initiate a loan while this rider is in effect;

4. You agree not to invest in the DCA Fixed Account or any other fixed account which may be available under the contract during the time the MGWB rider is in effect;

5. Your election of the MGWB rider must be received at our administrative service center, in good order, within thirty (30) days after the issue date of the contract or the 1st, 2nd, or 3rd contract anniversary; and

6. You have not previously terminated an MGWB rider purchased under the contract.

We reserve the right to make other purchase dates available. The issue date or contract anniversary closest to your election of the MGWB rider is the effective date of the rider.

For a discussion of the charges we deduct under the MGWB rider, see "Fees – Optional Rider Charges".

Initial Values. The Guaranteed Withdrawal Base, Remaining Guaranteed Balance and Annual Withdrawal Amount are initially determined on the effective date of the rider as follows:

1. If the GMWB rider is effective on the issue date of the contract, the Guaranteed Withdrawal Base and Remaining Guaranteed Balance are equal to the initial purchase payment (See Example A in "Appendix III – MGWB Rider Examples").

2. If the GMWB rider is effective on a contract anniversary, the Guaranteed Withdrawal Base and Remaining Guaranteed Balance are equal to the contract value on that contract anniversary.

3. The initial Annual Withdrawal Amount is equal to 5% of the initial Guaranteed Withdrawal Base (see Example A in "Appendix III – MGWB Rider Examples"). Note, these 5% withdrawals are not cumulative.

Subsequent Purchase Payments. Eligible purchase payments (defined as all purchase payments made during the first contract year), will result in an increase in the Guaranteed Withdrawal Base and Remaining Guaranteed Balance equal to the amount of each eligible purchase payment. See Examples B and C in "Appendix III – MGWB Rider Examples."

Step-Up Option. If allowed under your MGWB rider, you may elect to Step-Up the Guaranteed Withdrawal Base and Remaining Guaranteed Balance to an amount equal to 100% of the contract value as of the Step-Up Date, provided:

1. The age of each contract owner and annuitant is 80 or younger on the Step-Up Date;

2. You agree to invest exclusively in one or more of the Eligible Funds during the entire term; and

3. You agree not to invest in the DCA Fixed Account or any other fixed account which may be available under the contract during the time the MGWB rider is in effect;

4. Your election of a Step-Up in the Guaranteed Accumulation Benefit Amount is received, in good order, at our administrative service center within thirty (30) days after the contract anniversary on which the Step-Up may be purchased.

If allowed under your MGWB rider, you may elect the Step-Up option on the 5th and 10th anniversary of the effective date of the MGWB rider. See Example G in "Appendix III – MGWB Riders."

Charges for the MGWB rider may change if you elect to Step-Up the Remaining Guaranteed Balance. The charge will never exceed the charge in effect for new issues of the same rider, and will not result in a charge that exceeds the maximum charge specified on the rider schedule. See "Fees – Optional Living Benefit Riders."

Death of Owner or Annuitant. If you, or the annuitant if the contract owner is a non-natural person, dies while the MGWB rider is not in automatic withdrawal status, the MGWB rider will terminate on the Death Benefit Valuation Date and no further MGWB rider benefits will apply. If the surviving spouse of the deceased contract owner continues the contract, and if as a result, the contract value increases, the following will apply:

1. The Guaranteed Withdrawal Base and Remaining Guaranteed Balance will be increased based on the increased contract value;

2. The MGWB rider charges will be the same as the charges in effect for new MGWB rider issues as of that date; and

3. The MGWB will continue in effect.

Termination. Except as provided under the automatic withdrawal status section, the MGWB rider will automatically terminate upon the occurrence of one of the following:

1. If any portion of you contract value is not invested in one of the Eligible Funds;

2. If the contract is terminated in accordance with the provisions of the contract;

3. On the Death Benefit Valuation Date, unless the contract is continued by your spouse, in which case the rider will continue with your surviving spouse as contract owner;

4. If the ownership of this contract changes and the new contract owner is other than your spouse;

5. If a loan is initiated;

6. If we receive written notice from you in good order at our administrative service center to terminate this rider; or

7. If you initiate income phase payments (full income phase payments only).

The rider has no surrender value or other non-forfeiture benefits upon termination. Prior to the payment of benefits under the MGWB rider, this rider does not provide any additional benefits.

Fees

The following repeats and adds to information provided in the "Fee Table" section. Please review both sections for information on fees.

Types of Fees
There are three types of fees or deductions that may affect your contract.

TRANSACTION FEES
- ▹ Early Withdrawal Charge
- ▹ Annual Contract Charge
- ▹ Transfer Charge
- ▹ Fund Redemption Fees

FEES DEDUCTED FROM INVESTMENTS IN THE SEPARATE ACCOUNT
- ▹ Mortality and Expense Risk Charges
- ▹ Administrative Expense Charge
- ▹ Optional Death Benefit Rider Charges
- ▹ Optional Living Benefit Rider Charges

FEES DEDUCTED BY THE FUNDS
- ▹ Investment Advisory Fees
- ▹ Other Expenses

MAXIMUM TRANSACTION FEES

Early Withdrawal Charge

Withdrawals of all or a portion of your contract value may be subject to a charge.

Amount. A percentage of the purchase payments that you withdraw. The percentage will be determined by the early withdrawal charge schedule that applies to your contract.

Years from Receipt of Purchase Payment	Early Withdrawal Charge (as Percentage of Purchase Payments)[1]
Less than 1	7%
1 or more but less than 2	6%
2 or more but less than 3	4%
3 or more	0%

[1]For 403(b) flexible series contracts only, and all contracts issued in the State of Utah, the early withdrawal charge is 0% after the tenth contract year.

Withdrawal Charge Applicable to Fixed Interest Options. The value of purchase payments allocated to Fixed Account D and the DCA Fixed Account are included in the calculation of the withdrawal charge upon partial or full withdrawal of amounts from the contract. However, the portion of the withdrawal charge attributable to the amount withdrawn from Fixed Account D will be waived. The amount that will be waived will be equal to the withdrawal charge as calculated above, multiplied by the percentage that the amount withdrawn from Fixed Account D bears to the total amount withdrawn. There is no waiver applicable to amounts withdrawn from the DCA Fixed Account.

Purpose. This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charges, and the administrative charge, to make up the difference.

First In, First Out. The early withdrawal charge is calculated separately for each purchase payment withdrawn. For purposes of calculating your early withdrawal charge, we assume earnings are withdrawn first, followed by amounts attributable to purchase payments, with the "oldest" purchase payments withdrawn first.

For example: If your initial purchase payment was made two years ago, we will deduct an early withdrawal charge equal to 4% of the portion of that purchase payment subject to a withdrawal charge. The next time you make a withdrawal we will assess the charge against the portion of the first purchase payment that you did not withdraw and/or your subsequent purchase payments to your contract in the order they were received.

Waiver. The early withdrawal charge is waived for purchase payments withdrawn if the withdrawal is:
- ▹ Used to provide income phase payments to you;
- ▹ Paid due to the contract owner's death during the accumulation phase;
- ▹ Paid due to your disability (as defined in the Tax Code and subject to the restrictions below);
- ▹ Paid due to separation from service with your employer after age 55 (available beginning five years from the issue date, for 403(b) contracts only);
- ▹ Paid when the contract owner has been diagnosed with a terminal illness (subject to the restrictions below);
- ▹ Paid due to extended confinement in a licensed hospital or qualified long term care facility (subject to the restrictions below);
- ▹ Paid upon termination of your contract by us (see "Other Topics - Involuntary Terminations").

Disability Waiver. Waiver of the early withdrawal charge for disability is subject to the following conditions. We will waive the early withdrawal charge when you: (1) are legally permitted to make a withdrawal; (2) become disabled within the meaning of Tax Code section 72(m)(7) (as amended) after the issue date of the contract; (3) are receiving Social Security disability or state long-term disability benefits; and (4) notify us in writing of the disability prior to receiving the withdrawal.

This waiver may be subject to other limitations described in your contract.

Extended Confinement Waiver. Waiver of the early withdrawal charge in the event of extended confinement is subject to the following conditions. We will waive the early withdrawal charge when you are legally permitted to make a withdrawal if you have been confined to a licensed hospital or a qualified long term care facility for a period of at least sixty (60) consecutive days prior to your request and after the issue date of the contract. We will require satisfactory proof of such confinement, as provided in your contract.

To qualify, a licensed hospital must be (1) licensed as a hospital by the state in which it is located; (2) supervised by a staff of licensed physicians; and (3) operate primarily for the care and treatment of sick and injured inpatients for a charge. A long term care facility includes (1) a skilled nursing facility; (2) an intermediate care facility; or (3) a residential care facility. The long term care facility must be (1) licensed by an appropriate licensing agency to provide nursing care; (2) provide 24-hour-a-day nursing services; (3) have a doctor available for emergency situations; 4) have a nurse on duty or on call at all times; (5) maintain clinical records; and (6) have appropriate methods for administering drugs. A long term care facility does not include (1) an institution that primarily treats drug addiction or alcoholism; (2) a home for the aged or mentally ill; (3) a community living center; or (4) an institution that primarily provides residency or retirement care.

This waiver may be subject to other limitations described in your contract.

Terminal Illness Withdrawal. Where allowed by law, if you develop a terminal illness, you may request a full withdrawal of the unloaned contract value equal to the death benefit (including, if applicable, the death benefit due under one of the optional death benefit riders). In order for this benefit to be paid, the diagnosis of the terminal illness must occur prior to entering the income phase, and notice acceptable to us must be received prior to entering the income phase and during your lifetime.

Exercise of this provision is subject to the following conditions. We must receive notice that you have been diagnosed with a terminal illness by a physician licensed to practice medicine and treat illness or injury in the state which the treatment is received and who is acting within the scope of that license. At our expense, we reserve the right to have a physician of our choice examine you, and reserve the right to rely upon the diagnosis of a physician we choose. For purposes of this provision, notice of terminal illness means a written statement, signed by a physician, that: a) gives the physician's diagnosis of your noncorrectable medical condition; (b) includes documentation supported by clinical, radiological or laboratory evidence of the condition; and (c) states that, within reasonable medical certainty, the noncorrectable medical condition will result in your death in six (6) months or less from the date of the notice.

Only one withdrawal may be made under this provision. The withdrawal will be paid in lieu of any other benefit payable under the contract. No benefit will be paid if your terminal illness is the result of self-inflicted injuries. This provision may be subject to other limitations described in your contract.

For 403(b) contracts, this withdrawal is only available if you otherwise are allowed to make a withdrawal under Tax Code section 403(b)(11). See "Taxation."

10% Free Out. During any contract year the contract owner may withdraw a portion of the contract value without a early withdrawal charge.

For each contract year, the amount available for withdrawal without an early withdrawal charge will equal amounts attributable to earnings, plus eligible purchase payments. Eligible purchase payments include all purchase payments not subject to the early withdrawal charge, plus 10% of the remaining purchase payments at the beginning of a contract year that are still subject to an early withdrawal charge, plus 10% of purchase payments received during that contract year.

Partial Withdrawal Processing Fee. We reserve the right to charge a partial withdrawal processing fee not to exceed the lesser of $25 or 2% of the amount withdrawn. We are not currently applying this fee.

Annual Contract Charge

Maximum Amount. $30.00 for transfer premium series contracts, $35.00 for flexible premium series contracts.

When/How. Each year during the accumulation phase we deduct this fee from your contract value invested in the subaccounts. We deduct it on your contract anniversary and at the time of full withdrawal.

Purpose. This fee reimburses us for our administrative expenses related to the establishment and maintenance of your contract.

Waiver. We reserve the right to waive the annual contract charge under certain circumstances such as if your contract value exceeds $50,000 on the date this fee is to be deducted. However, we reserve the right to reinstate the fee on contracts qualifying for this waiver.

Transfer Charge

Amount. We do not currently charge a transfer fee. However, we reserve the right to charge a fee of $25 per transfer for any transfer and to limit the number of transfers.

Purpose. This charge reimburses us for administrative expenses associated with transferring your dollars among investment options.

Fund Redemption Fees

If applicable, we may deduct the amount of any redemption fees imposed by funds as a result of withdrawals, transfers or other transactions initiated by a contract owner, beneficiary or payee. Redemption fees, if any, are separate and distinct from early withdrawal charges and are not included in the determination of any withdrawal charge limit or any withdrawal charge waiver. As of the date of this prospectus, none of the funds available under the contract have imposed such fees; however, you should refer to the fund prospectuses for current information on such fees.

FEES DEDUCTED FROM INVESTMENTS IN THE SEPARATE ACCOUNT

Mortality and Expense Risk Charges

Maximum Amount. The amount of this charge, on an annual basis, is equal to 1.40% of the daily value of amounts invested in the subaccounts. This charge is deducted daily.

Purpose. This fee compensates us for mortality and expense risks we assume under the contracts.

▷   The mortality risks are those risks associated with our promise to make lifetime payments based on annuity rates specified in the contracts and our funding of the death benefits and other payments we make to owners or beneficiaries of the contracts.
▷   The expense risk is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge.

If the amount we deduct for this fee is not enough to cover our mortality and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this fee.

Administrative Charge

Maximum Amount. The maximum administrative charge under the contract is equal to 0.20% of the daily value of amounts invested in the subaccounts. It is deducted quarterly and at time of a full withdrawal.

Purpose. This charge helps defray the cost of providing administrative services under the contract and the subaccounts. There is not necessarily a relationship between the amount of the charge imposed on any given contract and the amount of expenses that may be attributable to that contract.

Optional Death Benefit Rider Charges.

In addition to the standard death benefit, you may purchase one of two optional death benefit riders that you may elect at issue, subject to state availability. There is an additional charge if you have selected the Return of Purchase Payment Death Benefit or Annual Stepped Up Death Benefit. Unlike the base mortality and expense charge, these charges are deducted quarterly from amounts invested in the fixed accounts and the subaccounts. Charges for these optional death benefit riders is as follows:

Return of Purchase Payment Death Benefit: 0.05% assessed on the daily contract value and deducted proportionally from all investment options, on a quarterly basis.

Annual Stepped Up Death Benefit: 0.25% assessed on the daily contract value and deducted proportionally from all investment options, on a quarterly basis.

See "Death Benefit" for further details on the optional death benefit riders.

Optional Living Benefit Rider Charges

Subject to state availability, you may purchase one of the optional living benefit riders at issue, or during the first three years of your contract. There is an additional charge if you select either the Minimum Guaranteed Accumulation Benefit ("MGAB") rider or the Minimum Guaranteed Withdrawal Benefit ("MGWB") rider. Unlike the base mortality and expense charge, these charges are deducted quarterly from amounts invested in the subaccounts. Charges for these optional living benefit riders are as follows:

Minimum Guaranteed Accumulation Benefit Rider:
> 10-Year Term, Current Charge: 0.65% assessed on the Guaranteed Accumulation Benefit Amount as of the valuation date immediately preceding the date deducted, deducted quarterly from amounts invested in the subaccounts.

> 10-Year Term, Maximum Charge: 1.00% assessed on the Guaranteed Accumulation Benefit Amount as of the valuation date immediately preceding the date deducted, deducted quarterly from amounts invested in the subaccounts.

> 7-Year Term, Current Charge: 1.00% assessed on the Guaranteed Accumulation Benefit Amount as of the valuation date immediately preceding the date deducted, deducted quarterly from amounts invested in the subaccounts.

> 7-Year Term, Maximum Charge: 2.00% assessed on the Guaranteed Accumulation Benefit Amount as of the valuation date immediately preceding the date deducted, deducted quarterly from amounts invested in the subaccounts.

Minimum Guaranteed Withdrawal Benefit Rider:
> Current Charge: 0.75% assessed on the Guaranteed Withdrawal Base as of the valuation date immediately preceding the date deducted, deducted quarterly from amounts invested in the subaccounts.

> Maximum Charge: 1.50% assessed on the Guaranteed Withdrawal Base as of the valuation date immediately preceding the date deducted, deducted quarterly from amounts invested in the subaccounts.

REDUCTION OR ELIMINATION OF CERTAIN FEES

When sales of the contract are made to individuals or a group of individuals in a manner that results in savings of sales or administrative expenses, we may reduce or eliminate the early withdrawal charge, the maintenance and expense risk charge, the contract charge, or the administrative expense charge. Our decision to reduce or eliminate any of these fees will be based on one or more of the following:
▷   The size and type of group to whom the contract is offered;
▷   The type and frequency of administrative and sales services provided;
▷   The use by an employer of automated techniques in submitting purchase payments or information related to purchase payments on behalf of its employees; or
▷   Any other circumstances which reduce distribution or administrative expenses.

The reduction or elimination of any of these fees will not be unfairly discriminatory against any person and will be done according to our rules in effect at the time the contract is issued. We reserve the right to change these rules from time to time. The right to reduce or eliminate any of these fees may be subject to state approval.

The exact amount of contract charges applicable to a particular contract will be stated in that contract. For contracts issued as funding vehicles for Tax Code section 403(b) plans, early withdrawal charges may be waived under certain circumstances.

FEES DEDUCTED BY THE FUNDS

Maximum Amount. Each fund determines its own advisory fee, service fees or 12b-1 fees (if applicable) and other expenses. Service fees and 12b-1 fees are generally deducted from fund assets in order to pay for the servicing or distribution of fund shares. If a fund has such fees, some or all of such fees may be remitted to the Company as compensation for distribution or shareholder services performed by the Company with respect to the use of the funds as investment options under the contracts. The Fund Expense Table in this prospectus identifies which funds have service fees or 12b-1 fees. In addition to any service fees or 12b-1 fees that the Company may receive from a fund or its affiliate, the Company also receives compensation from certain funds or their affiliates for administrative, recordkeeping or other services provided by the Company to the fund or the fund affiliates. Such additional payments do not increase, directly or indirectly, the fund's fees and expenses. As of December 31, 2004, the amount of such additional payments ranged up to X.XX% annually for affiliated funds, and X.XX% annually for unaffiliated funds, of the average net assets held in a fund by the Company. For a list of fund fees, see "Fee Table." The fees are described in more detail in each fund prospectus.

When/How. A fund's fees and expenses are not deducted from your contract value. Instead, they are reflected in the daily value of fund shares which, in turn, will affect the daily value of the subaccounts.

Purpose. These fees and expenses help to pay the fund's investment adviser and operating expenses.

PREMIUM AND OTHER TAXES

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your contract value or from purchase payments to the contract at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes from purchase payments as they are received, or from the contract value immediately before you commence income phase payments, as permitted or required by applicable law.

In addition, we reserve the right to assess a charge for any federal taxes due against the separate account. See "Taxation."

Your Contract Value

During the accumulation phase your contract value at any given time equals:
▷   The current dollar value of amounts invested in the subaccounts; plus
▷   The current dollar value of amounts invested in the fixed interest options, including interest earnings to date; plus
▷   The current dollar value of amounts equal to the outstanding loan balance that is segregated as security for a loan; less
▷   Prior withdrawals (including early withdrawal charges); less
▷   Applicable taxes.

Subaccount Accumulation Units. When you select a fund as an investment option, you invest in "accumulation units" of the Separate Account N subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "accumulation unit value," as described below, for each unit.

Accumulation Unit Value (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses and the mortality and expense risk charges. We discuss these deductions in more detail in "Fee Table" and "Fees."

Valuation. We determine the AUV every normal business day that the New York Stock Exchange (NYSE) is open, after the close of the NYSE (normally at 4:00 p.m. Eastern Time). At that time we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:

- ▹ The net assets of the fund held by the subaccount as of the current valuation; minus
- ▹ The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- ▹ Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- ▹ The total value of the subaccount's units at the preceding valuation; minus
- ▹ A daily deduction for the mortality and expense risk charges and any other fees deducted daily from investments in the separate account, if any. See "Fees."

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration assume that your initial purchase payment to a qualified contract is $5,000 and you direct us to invest $3,000 in Fund A and $2,000 in Fund B. Also assume that on the day we receive the purchase payment the applicable AUVs after the next close of business of the New York Stock Exchange are $10 for Subaccount A and $20 for Subaccount B. Your contract is credited with 300 accumulation units of Subaccount A and 100 accumulation units of Subaccount B.

Step 1: You make an initial purchase payment of $5,000.

Step 2:

A. You direct us to invest $3,000 in Fund A. The purchase payment purchases 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).

B. You direct us to invest $2,000 in Fund B. The purchase payment purchases 100 accumulation units of Subaccount B ($2,000 divided by the current $20 AUV).

Step 3: The separate account purchases shares of the applicable funds at the then current market value (net asset value or NAV).



$5,000 Purchase Payment
Step 1
ReliaStar Life Insurance Company
Step 2
Separate Account N
Subaccount A 300 accumulation units
Subaccount B 100 accumulation units
Etc.
Step 3
Mutual Fund A
Mutual Fund B

Each fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Contract. If all or a portion of your initial purchase payment is directed to the subaccounts, it will purchase subaccount accumulation units at the AUV next computed after our acceptance of your application as described in "Purchase and Rights." Subsequent purchase payments or transfers directed to the subaccounts will purchase subaccount accumulation units at the AUV next computed following our receipt of the purchase payment or transfer request in good order. The AUV will vary day to day.

Withdrawals

Taxes, Fees and Deductions
Amounts withdrawn may be subject to one or more of the following:

- ▷ Early Withdrawal Charge
- ▷ Annual Contract Charge (see "Fees-Annual Contract Charge")
- ▷ Processing Fee
- ▷ Tax Penalty (see "Taxation")
- ▷ Tax Withholding (see "Taxation")
- ▷ Fund Redemption Fees
- ▷ Optional Death Benefit Rider Charges (see "Fees - Optional Death Benefit Rider Charges")

To determine which may apply to you, refer to the appropriate sections of this prospectus, contact your sales representative or call us at the number listed in "Contract Overview-Questions: Contacting the Company."

Redemption Fees
If applicable, we may deduct the amount of any redemption fee imposed by a fund as a result of withdrawals, transfers or other transactions you initiate. Redemption fees, if any, are separate and distinct from "withdrawal charges" and are not included in the determination of any withdrawal charge limit or any withdrawal charge waiver. See "Fees."

Withdrawal Value: Your contract value less any outstanding loan balance and any applicable withdrawal charges.

Subject to any applicable retirement plan or Tax Code restrictions (see "Withdrawal Restrictions" below), you may withdraw all or a portion of your withdrawal value invested in the subaccounts at any time during the accumulation phase. Withdrawals from amounts in the fixed interest options may be subject to additional restrictions. See "Appendix I -- Fixed Accounts." If you have purchased the MGWB rider, see "Optional Living Benefit Riders."

Steps for Making A Withdrawal

- ▷ Select the withdrawal amount.

(1) Full and Partial Withdrawals: You may request withdrawal of either:
  - ▷ A gross amount, in which case the applicable early withdrawal charge and taxes will be deducted from the gross amount requested; or
  - ▷ A specific amount after deduction of the applicable early withdrawal charge and taxes.

(2) Partial Withdrawal: Requests for partial withdrawals are subject to the following conditions:
  - ▷ The minimum amount of any partial withdrawal must be $1,000;
  - ▷ The contract value may not fall below the greater of $1,000 or any outstanding loan balance divided by 85%;
  - ▷ We may charge a processing fee equal to the lesser of $25 or 2% of the amount withdrawn;
  - ▷ Unless otherwise agreed to by us, we will withdraw dollars in the same proportion as the values you hold in the investment options in which you have an contract value; and
  - ▷ You must properly complete a disbursement form and deliver it to our administrative service center.

Withdrawal Restrictions.
Some plans may have other limits on withdrawals, other than or in addition to those listed below.

- ▷ Section 403(b)(11) of the Tax Code generally prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship of the following:

  (1) Salary reduction contributions made after December 31, 1988; and

  (2) Earnings on those contributions and earnings on amounts held before 1989 and credited after December 31, 1988. Income attributable to salary reduction contributions and credited on or after January 1, 1989, may not be distributed in the case of hardship.

- ▷ Participants in the Texas Optional Retirement Program. You may not receive any distribution before retirement, except upon becoming disabled, as defined in the Tax Code or terminating employment with Texas public institutions of higher learning. Conditions under which you may exercise the right to withdraw and the right to advance the date on which an income phase payment option is to begin are limited. These restrictions are imposed by reason of the Texas Attorney General's interpretation of Texas law.

Calculation of Your Withdrawal. We determine your contract value every normal business day that the New York Stock Exchange (NYSE) is open, after the close of the NYSE (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your contract value as of the next valuation date after we receive a request for withdrawal in good order at our administrative service center.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, your withdrawal amount will be sent no later than seven calendar days following our receipt of your properly-completed disbursement form in good order. No interest will accrue on amounts represented by uncashed withdrawal checks.

Loans

Loans Available from Certain Qualified Contracts. If allowed by the contracts and the qualified plan for which the contract is issued (where applicable), a loan may be available from the contract value prior to your election of an income phase payment option or the annuitant's attainment of age 70½. Additional restrictions may apply under the Tax Code or due to our administrative practices. Loans are not allowed from nonqualified contracts or IRA contracts.

If you purchase the MGAB rider loans may adversely impact the Additional Amount Paid under the rider, and there may be adverse tax consequences from taking a loan while the rider is in effect. Please consult with a qualified financial or tax adviser.

A loan may be requested by properly completing the loan request form and submitting it to our Administrative Office. Read the terms of the loan agreement before submitting any request.

Charges. Loans may be subject to any applicable early withdrawal charge. We reserve the right to charge a processing fee not to exceed $25. Interest will be charged on loaned amounts. The difference between the rate charged and the rate credited on loans under your contract is currently 2.5% per annum (i.e., a 2.5% loan interest rate spread). We reserve the right to apply a loan interest rate spread of up to 3.0% per annum.

Systematic Withdrawals

A systematic withdrawal is a series of automatic partial withdrawals from your contract based on a payment method you select. You may elect to withdraw a specified dollar amount or a percentage of the contract value on a monthly, quarterly, semiannual or annual basis. The amount of each systematic withdrawal must be at least $100.

Systematic Withdrawal Availability. We reserve the right to modify or discontinue offering systematic withdrawals. However, any such modification or discontinuation will not affect any systematic withdrawals already in effect. We may add additional systematical withdrawal options from time to time.

Requesting a Systematic Withdrawal. To request systematic withdrawals and to assess terms and conditions that may apply, contact your sales representative at the number listed in "Contract Overview-Questions: Contacting the Company."

Terminating Systematic Withdrawals. You may discontinue systematic withdrawals at any time by submitting a written request to our administrative service center.

Charges. Systematic withdrawals are subject to early withdrawal charges. Although we currently do not impose a processing fee, we reserve the right to charge a processing fee not to exceed the lesser of 2% or $25.

Taxation. Systematic withdrawals and revocations of elections may have tax consequences. Amounts withdrawn may be included in your gross income in the year in which the withdrawal occurs, and withdrawals prior to your reaching age 59½ may also be subject to a 10% federal tax penalty. If you are concerned about tax implications, consult a qualified tax adviser.

Features of a Systematic Withdrawal
A systematic withdrawal allows you to receive regular payments from your contract without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase.

Death Benefit

This section provides information about the death benefit during the accumulation phase. For death benefit information applicable to the income phase, see "The Income Phase."

Terms to Understand

Annuitant(s): The person(s) on whose life(lives) or life expectancy(ies) the income phase payments are based.

Beneficiary(ies): The person(s) or entity(ies) entitled to receive death benefit proceeds under the contract.

Contingent Beneficiary: The person(s) or entity(ies) designated to receive death benefit proceeds under the contract if no beneficiary is alive when the death benefit is due.

Death Benefit Valuation Date: The valuation date following the date we receive both proof of your death and the beneficiary's written request in a form which we approve for either a lump sum payment or an income phase payment option. Please contact our administrative service center to learn what information is required for a request for payment of the death benefit to be in good order. Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

Definitions. The following terms are used in this section:

Adjusted Purchase Payment Total. An amount equal to the amount of the first purchase payment, plus subsequent purchase payments, minus a pro-rata share of partial withdrawals. For each partial withdrawal, the Adjusted Purchase Payment Total is reduced pro-rata by multiplying it by the fraction of A divided by B (A/B), where:

1. A is the contract value immediately after a partial withdrawal; and
2. B is the contract value immediately before a partial withdrawal.

Highest Anniversary Value. An amount calculated under the Annual Stepped Up Death Benefit. On the date the contract is issued, it is equal to the initial purchase payment. Thereafter, the Highest Anniversary Value is calculated on each contract anniversary and is increased by the amount of each subsequent purchase payment and reduced pro-rata for each subsequent partial withdrawal. The pro-rata adjustment for each partial withdrawal is equal to the Highest Anniversary Value as of that date, multiplied by the fraction A divided by B, (A/B), where:

1. A is the contract value immediately after a partial withdrawal; and
2. B is the contract value immediately before a partial withdrawal.

Example:

If you request a $40,000 withdrawal when your account value is $125,00 and your Highest Anniversary Value is $120,000, then

$$A = \$125,000 - \$40,000 = \$85,000$$
$$B = \$125,000$$
$$A/B = \$85,000/\$125,000 = 0.68$$

Therefore the Highest Anniversary Value after the withdrawal is $120,000 x 0.68, or $81,600.

On each contract anniversary prior to the contract owner's 81st birthday, the Highest Anniversary Value will be equal to the greater of the current Highest Anniversary Value or the contract value on the date of the contract anniversary. After you reach your 81st birthday, the Highest Anniversary Value will be the Highest Anniversary Value that was calculated on the last contract anniversary prior to your 81st birthday.

The following example illustrates the application of the Highest Anniversary Value.

If your initial purchase payment is $100,000, then your Highest Anniversary Value initially is $100,000. If on your next contract anniversary your account value has grown to $115,000 and no additional premium or partial withdrawals occurred, then your Highest Anniversary Value is reset to $115,000 as long as you are under age 81. If you then submit a $5,000 premium deposit, your Highest Anniversary Value is adjusted upward by $5,000 to $120,000. If in the same year you then request a $40,000 withdrawal and your account value has increased to $125,000 (but your Highest Anniversary Value is still $120,000), then

$$A = \$125,000 - \$40,000 = \$85,000$$
$$B = \$125,000$$
$$A/B = \$85,000/\$125,000 = 0.68$$

Therefore your Highest Anniversary Value after the withdrawal is $120,000 x 0.68, or $81,600.

If on your next contract anniversary your account value has grown to $90,000 and no additional premium or partial withdrawals occurred, then your Highest Anniversary Value is reset to $90,000, unless you are age 81 or older. Once you turn age 81 your Highest Anniversary Value is locked in and will not continue to reset.

When is a Death Benefit Payable? During the accumulation phase a death benefit is payable when the contract holder dies, or in the case of a contract owned by a non-natural person, like a trust, when the annuitant dies.

Who Receives Death Benefit Proceeds? If you would like certain individuals or entities to receive the death benefit when it becomes payable, you may name them as your beneficiaries and/or contingent beneficiaries. Unless you have instructed us otherwise, if more than one beneficiary has been named, the payment will be paid in equal shares. If you die and no beneficiary or contingent beneficiary exists, or if the beneficiary or contingent beneficiary is not living on the date payment is due, the death benefit will be paid in a lump sum to your estate. If you have a nonqualified contract and there are joint owners, death benefit proceeds are paid first to the surviving joint owner. If there is no surviving joint owner, then death benefit proceeds are payable to the beneficiaries you have named as described above. In addition, for nonqualified contracts, if the designated beneficiary is the contract owner's surviving legal spouse, the surviving legal spouse has the option to continue the contract as the contract owner.

Designating Your Beneficiary. You may designate a beneficiary on your application and may change the designated beneficiary at any time before income phase payments begin by sending us a written request. Upon our receipt of your written request in good order (see "Contract Overview-Questions: Contacting the Company"), we will process the change effective the date it was signed. Any change in beneficiary will not affect any payments made or affect any actions taken by us before the request was received. We are not responsible for the validity of any beneficiary change.

Death Benefit Riders. There are two death benefit riders available under the contract, the Return of Purchase Payment Death Benefit Rider and the Annual Stepped Up Death Benefit Rider. There is an additional charge for the Return of Purchase Payment and Annual Stepped Up Death Benefit Riders, and you may only elect one of the riders.

Standard Death Benefit

If you (for contracts owned by a natural person), or the annuitant (for contracts owned by a non-natural person) die prior to the income phase, the person you have chosen to be your beneficiary will receive a death benefit. The death benefit will be the contract value less any outstanding loan. If the death benefit is triggered by the death of the annuitant, a withdrawal charge will apply, if applicable. For contracts owned by a natural person, if the annuitant dies and is not the same as the contract owner, the contract owner will automatically be named as the new annuitant and no death benefit will be payable.

Return of Purchase Payment Death Benefit Rider

Charge. There is an extra charge if you elect the Return of Purchase Payment Death Benefit Rider, equal to 0.05% of your average daily contract value. This charge is deducted quarterly from the subaccounts and fixed interest options in proportion to each available investment option's proportionate percentage of total contract value as of the valuation date immediately preceding the date of deduction.

Election. The Return of Purchase Payment Death Benefit Rider may be elected only on the date the contract is issued, and will remain in effect until:

1. The entire withdrawal value of the contract is withdrawn;

2. Death benefit proceeds become payable under the contract;

3. The contract is terminated in accordance with its provisions; or

4. Income phase payments begin.

Death Benefit Amount. If you elect the Return of Purchase Payment Death Benefit Rider, the amount of the death benefit is the greater of A or B, less any outstanding loan balance, where

1. A is the contract value on the Death Benefit Valuation Date; and
2. B is the Adjusted Purchase Payment Total.

Annual Stepped Up Death Benefit Rider

Charge. There is an extra charge if you elect the Annual Stepped Up Death Benefit Rider, equal to 0.25% of your average daily contract value. This charge is deducted quarterly from the subaccounts and fixed interest options in proportion to each available investment option's proportionate percentage of total contract value as of the valuation date immediately preceding the date of deduction.

Election. The Return of Purchase Payment Death Benefit Rider may be elected only on the date the contract is issued, and will remain in effect until:

1. The entire withdrawal value of the contract is withdrawn;

2. Death benefit proceeds become payable under the contract;

3. The contract is terminated in accordance with its provisions; or

4. Income phase payments begin.

Death Benefit Amount. If you elect the Annual Stepped Up Death Benefit Rider, the amount of the death benefit is equal to the greater of A, B, or C (less any outstanding loan balance), where:

  A is the contract value on the Death Benefit Valuation Date; and
  B is the Adjusted Purchase Payment Total; and
  C is the Highest Anniversary Value.

Payment of the Death Benefit Before Income Phase Payments Begin:

The beneficiary may choose one of the following three methods of payment:

(1) Receive a lump-sum payment; or

(2) Apply some or all of the death benefit to any of the income phase payment options (in no event may payments to a beneficiary extend beyond the beneficiary's life expectancy or any period certain greater than the beneficiary's life expectancy); or

(3) Any other distribution method acceptable to us.

The timing and manner of payment are subject to the Tax Code's distribution rules (see "Taxation-Required Minimum Distributions"). In general, the death benefit must be applied to either an income phase payment option within one year of the contract holder's or annuitant's death or the entire contract value must be distributed within five years of the contract holder's or annuitant's date of death. An exception to this provision for nonqualified contracts applies if the designated beneficiary is the surviving spouse, in which case the beneficiary may continue the contract as the successor contract holder and generally may exercise all rights under the contract. Please see your contract for more details.

Requests for payment of the death benefit in a lump-sum will be paid within seven days following the next valuation date after we receive proof of death and a request for payment. Requests for continuing income phase payments or another form of distribution method must be in writing and received by us within the time period allowed by the Tax Code or the death benefit will be paid in a lump-sum and the contract will be canceled.

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited on this account may be less than under other settlement options available under the contract.

Taxation. In general, payments received by your beneficiary after your death are taxed to the beneficiary in the same manner as if you had received those payments. Additionally, your beneficiary may be subject to tax penalties if he or she does not begin receiving death benefit payments within the timeframe required by the Tax Code. See "Taxation."

The Income Phase

During the income phase you stop contributing dollars to your contract and start receiving payments from your accumulated contract value.

Initiating Payments. To start receiving income phase payments, you must notify us in writing of all of the following:
▷ Payment start date;
▷ Income phase payment option (see the income phase payment options table in this section); and
▷ Choice of fixed, variable or a combination of both fixed and variable payments.

Your contract will continue in the accumulation phase until you properly initiate income phase payments. If you have not selected a required minimum distribution method, we will provide an income phase payment option to you at age 85, unless you notify us otherwise in writing. You may change the income phase payment option by notifying us in writing before the payment start date. Once an income phase payment option is selected, it may not be changed.

What Affects Payment Amounts. Some of the factors that may affect the amount of your income phase payments include your age, gender (under some contracts), contract value, the income phase payment option selected and whether you select fixed, variable or a combination of both fixed and variable payments.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the available subaccount(s) you select. Payment amounts will vary depending upon the performance of the subaccounts you select. For more information about how variable income phase payments are determined, call us for a copy of the Statement of Additional Information. See "Contract Overview-Questions: Contacting the Company."

Transfers. After income phase payments begin, you may transfer between subaccounts once per year.

Assumed Net Investment Rate.   If you select variable income phase payments, an assumed net investment rate must also be selected. If you select a 5% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3½% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 3½% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 3½%, after deduction of fees. For more information about selecting and assumed net investment rate, request a copy of the Statement of Additional Information by calling us. See "Contract Overview-Questions: Contacting the Company."

Minimum Payment Amounts. Income phase payments may be made monthly unless we agree to a different payment schedule. We reserve the right to change the frequency of either fixed or variable payments so that each payment will be at least $50 per month or $250 per year. We reserve the right to increase the minimum first payment amount, if allowed by state law, based on increases reflected in the consumer price index urban (CPI-U) since July 1, 1993.

If the contract value less any outstanding loan balance at the payment start date is less than $2,000, you will receive one lump-sum payment and the contract will be cancelled.

Restrictions on Start Dates and the Duration of Payments. Unless otherwise agreed to by us, your income phase payment start date must be the first business day of any calendar month. The start date must be at least 12 months after the issue date. If you do not select a start date, the start date will be the annuitant's 85th birthday. The latest start date is the annuitant's 99th birthday. If income phase payments start when the annuitant is at an advanced age, such as over 85, it is possible that the contract will not be considered an annuity for federal tax purposes. You may change the start date by notifying us in writing at least 30 days before the start date currently in effect and the new start date. The new start date must satisfy the requirements for a start date.

For 403(b) and IRA contracts only, income phase payments may not extend beyond:
(a)   The life of the annuitant;
(b)   The joint lives of the annuitant and beneficiary;
(c)   A guaranteed period greater than the annuitant's life expectancy; or
(d)   A guaranteed period greater than the joint life expectancies of the annuitant and beneficiary.

See "Taxation" for further discussion of rules relating to income phase payments.

Charges Deducted. When you select an income phase payment option (one of the options listed in the tables immediately below), a mortality and expense risk charge, consisting of a daily deduction of 1.40% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under income phase payment options and is applicable to all income phase payment options, including variable options under which we do not assume a mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to make a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options.

We do not charge a withdrawal charge for amounts applied to income phase payments.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the income phase payment options table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days following the next valuation date after we receive proof of death acceptable to us and the request for the payment in good order at our administrative service center. If continuing income phase payments are elected, the beneficiary may not elect to receive a lump sum at a future date unless the income phase payment option specifically allows a withdrawal right. We will calculate the value of any death benefit at the next valuation date after we receive proof of death and a request for payment. Such value will be reduced by any payments made after the date of death.

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited on this account may be less than under other settlement options available under the contract.

Partial Entry into the Income Phase. You may elect an income phase payment option for a portion of your contract value, while leaving the remaining portion invested in the accumulation phase. Amounts applied to income phase payments are treated as a withdrawal from the contract, and we reserve the right to deduct any premium taxes not already paid under the contract. Whether the Tax Code considers such payments taxable as income phase payments or as withdrawals is currently unclear; therefore, you should consult with a qualified tax adviser before electing this option. The same or different income phase payment option may be selected for the portion left invested in the accumulation phase. We do not charge a withdrawal charge for amounts applied to income phase payments.

Taxation. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. See "Taxation" for additional information.

Income Phase Payment Options.

The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer other income phase payment options under the contract from time to time.

Once income phase payments begin the income phase payment option selected may not be changed.

Terms to understand:
Annuitant(s): The person(s) on whose life expectancy(ies) the income phase payments are based.

Beneficiary(ies): The person(s) or entity(ies) entitled to receive a death benefit under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit--None:** All payments end upon the annuitant's death.
Life Income-- Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract. **Death Benefit--Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will pay the beneficiary a lump sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.
Life Income-- Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** (a) When you select this option you choose for 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or (b) 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit--None:** All payments end after the death of both annuitants.
Life Income-- Two Lives-- Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit--Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will pay the beneficiary a lump sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.
Life Income-- Cash Refund Option (fixed payment only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit--Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Life Income-- Two Lives-- Cash Refund Option (fixed payment only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit--Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Nonlifetime Income Phase Payment Options	
Nonlifetime-- Guaranteed Payments*	**Length of Payments:** Payments will continue for 5-30 years based upon the number of years you choose when selecting this option. In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit--Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, any remaining guaranteed payments will continue to the beneficiary unless the beneficiary elects to receive the present value of the remaining guaranteed payments in a lump sum.

Lump-Sum Payment: If the Nonlifetime--Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before five years of income phase payments have been completed will be treated as a withdrawal during the accumulation phase and we will charge any applicable early withdrawal charge. See "Fees -- Early Withdrawal Charge." Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the Home Office.

Calculation of Lump-Sum Payments: If a lump-sum payment is available to a beneficiary or to you in the options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments, or the 3½% or 5% assumed net investment rate for variable payments).

*Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

Taxation

In this Section

INTRODUCTION

CONTRACT TYPE

WITHDRAWALS AND OTHER DISTRIBUTIONS
▷ Taxation of Distributions
▷ 10% Penalty Tax
▷ Withholding for Federal Income Tax Liability

REQUIRED MINIMUM DISTRIBUTIONS
▷ Minimum Distribution of Death Benefit Proceeds (403(b) plans and 408(b) and 408A IRAs)
▷ Minimum Distribution of Death Benefit Proceeds (Nonqualified Contracts)

RULES SPECIFIC TO CERTAIN PLANS
▷ 403(b) Plans
▷ 408(b) and 408A IRAs

TAXATION OF NONQUALIFIED CONTRACTS

TAXATION OF THE COMPANY

When consulting a tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

INTRODUCTION

This section discusses our understanding of current federal income tax laws affecting the contract. You should keep the following in mind when reading it:

▷ Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract.
▷ Tax laws change. It is possible that a change in the future could affect contracts issued in the past.
▷ This section addresses federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions.
▷ We do not make any guarantee about the tax treatment of the contract or any transaction involving the contract.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser.

Taxation of Gains Prior to Distribution. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement arrangement (such as a Tax Code section 403(b) plan, or an IRA under Tax Code section 408), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. However, annuities do provide other features and benefits (such as the guaranteed death benefits and the lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Additionally, although earnings under the contract are generally not taxed until withdrawn, the Internal Revenue Service (IRS) has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. The Treasury announced that it will issue guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account. It is possible that the Treasury's position, when announced, may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract holder from being considered the federal tax owner of a pro-rata share of the assets of the separate account.

Diversification. Tax Code section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code section 817(h) and by the Treasury in Reg. Sec. 1.817-5, which affects how the funds' assets may be invested.

CONTRACT TYPE

The contract is designed for use on a non-tax qualified basis as a nonqualified contract or with certain retirement arrangements that qualify under Tax Code sections 403(b), 408(b) or 408A ("qualified retirement arrangements")

Tax Rules. The tax rules vary according to whether the contract is a nonqualified contract or used with a qualified retirement arrangement. If used with a qualified retirement arrangement, you need to know the Tax Code section under which your arrangement qualifies. Contact your plan sponsor, sales representative or the Company to learn which Tax Code section applies to your arrangement.

The Contract. Contract holders are responsible for determining that contributions, distributions and other transactions satisfy applicable laws. Legal counsel and a tax adviser should be consulted regarding the suitability of the contract. If a contract is purchased in conjunction with a retirement plan, the plan is not a part of the contract and we are not bound by the plan's terms or conditions.

WITHDRAWALS AND OTHER DISTRIBUTIONS

Certain tax rules apply to distributions from the contracts. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

Taxation of Distributions

Nonqualified Contracts. A full withdrawal of a nonqualified contract is taxable to the extent that the amount received exceeds the investment in the contract. A partial withdrawal is taxable to the extent that the contract value immediately before the withdrawal exceeds the investment in the contract. In other words, a partial withdrawal is treated first as a withdrawal of taxable earnings. The contract value that applies for this purpose is unclear in some respects. For example, the guaranteed living benefits available under the contracts (i.e. the MGAB and MGWB) could increase the contract value that applies. Thus, the income on the contracts could be higher than the amount of income that would be determined. As a result, you could have higher amounts of income that will be reported to you.

For income phase payments a portion of each payment which represents the investment in the contract is not taxable. An exclusion ratio is calculated to determine the nontaxable portion.

For fixed income phase payments in general, there is no tax on the portion of each payment which represents the same ratio that the investment in the contract bears to the total dollar amount of the expected payments as defined in Tax Code section 72(c). The entire payment will be taxable once the recipient has recovered the investment in the contract.

For variable income phase payments, an equation is used to establish a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the investment in the contract by the total number of expected periodic payments. The entire income phase payment will be taxable once the recipient has recovered the investment in the contract.

All deferred nonqualified annuity contracts that are issued by the Company (or its affiliates) to the same contract holder during any calendar year are treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code section 72(e) through the serial purchase of annuity contracts or otherwise.

403(b) Plans. All distributions from these plans are taxed as received unless either of the following is true:
▷ The distribution is rolled over to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code; or
▷ You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code.

408(b) IRAs. All distributions from a traditional IRA are taxed as received unless either one of the following is true:

▷   The distribution is rolled over to another traditional IRA or to a plan eligible to receive rollovers; or

▷   You made after-tax contributions to the plan. In this case the distribution will be taxed according to rules detailed in the Tax Code.

408A Roth IRAs. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

▷   Made after the five-taxable year period beginning with the first taxable year for which a contribution was made; and

▷   Made after you attain age 59½, die, become disabled as defined in the Tax Code or for a qualified first-time home purchase.

If a distribution is not qualified, it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

Taxation of Death Benefit Proceeds. In general, payments received by your beneficiaries after your death are taxed in the same manner as if you had received those payments.

10% Penalty Tax

Under certain circumstances the Tax Code may impose a 10% penalty tax on the taxable portion of any distribution from a nonqualified contract or from a contract used with a 403(b), 408(b) or 408A arrangement.

Nonqualified Contracts. The 10% penalty tax applies to the taxable portion of a distribution from a nonqualified annuity unless certain exceptions apply, including one or more of the following:

(a)   You have attained age 59½;
(b)   You have become disabled as defined in the Tax Code;
(c)   You have died;
(d)   The distribution is made in substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
(e)   The distribution is allocable to investment in the contract before August 14, 1982.

403(b) Plans. The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a 403(b) plan, unless certain exceptions, including one or more of the following, have occurred:

   (a) You have attained age 59½;
   (b) You have become disabled, as defined in the Tax Code;
   (c) You have died;
   (d) You have separated from service with the sponsor at or after age 55;
   (e) The distribution amount is rolled over into another eligible plan or to an IRA in accordance with the terms of the Tax Code;
   (f) You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives of joint life expectancies of you and your designated beneficiary; or
   (g) The distribution is made due to an IRS levy upon your contract.

408(b) and 408A IRAs. In general, except for (d) above, the exceptions for 403(b) plans also apply to distributions from an IRA, including a distribution from a Roth IRA that is not a qualified distribution or a rollover to a Roth IRA that is not a qualified rollover contribution. The penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals or used for a qualified first-time home purchase or for higher education expenses.

Withholding for Federal Income Tax Liability

Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

Nonqualified Contracts. Generally, you or a designated beneficiary may elect not to have tax withheld from distributions.

403(b) Plans. Generally, under these plans you or a designated beneficiary may elect not to have tax withheld from distributions. However, certain distributions from these plans are subject to a mandatory 20% federal income tax withholding.

408(b) and 408A IRAs. Generally, you or a designated beneficiary may elect not to have tax withheld from distributions.

Non-resident Aliens. If you or your designated beneficiary are non-resident aliens, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status.

REQUIRED MINIMUM DISTRIBUTIONS

To avoid certain tax penalties, you and any designated beneficiary must meet the required minimum distributions imposed by the Tax Code. The requirements do not apply to either nonqualified contracts or Roth IRA contracts, except with regard to death benefits. These rules may dictate one or more of the following:
▷ Start date for distributions;
▷ The time period in which all amounts in your contract(s) must be distributed; or
▷ Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless:
▷ You are a 5% owner or the contract is an IRA, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½; or
▷ Under 403(b) plans, if the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that some or all of the December 31, 1986 balance be distributed earlier.

Time Period. We must pay out distributions from the contract over one of the following time periods:
▷ Over your life or the joint lives of you and your designated beneficiary; or
▷ Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed.

Minimum Distribution of Death Benefit Proceeds (403(b) Plans and 408(b) and 408A IRAs)

The following applies to 403(b) plans and 408(b) and 408(A) IRAs. Different distribution requirements apply if your death occurs:
▷ After you begin receiving minimum distributions under the contract; or
▷ Before you begin receiving such distributions.

If your death occurs after you begin receiving minimum distributions under the contract, distributions must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions at your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2005, your entire balance must be distributed to the designated beneficiary by December 31, 2010. However, if the distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made over either of the following timeframes:
▷   Over the life of the designated beneficiary; or
▷   Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:
▷   December 31 of the calendar year following the calendar year of your death; or
▷   December 31 of the calendar year in which you would have attained age 70½.

Special Rule for IRA Spousal Beneficiaries. In lieu of taking a distribution under these rules, a spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her age 70½. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

Minimum Distribution of Death Benefit Proceeds (Nonqualified Contracts)

Death of the Contract Holder. The following requirements apply to nonqualified contracts at your death. Different distribution requirements apply if your death occurs:
▷   After you begin receiving income phase payments under the contract; or
▷   Before you begin receiving such distributions.

If your death occurs after you begin receiving income phase payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving income phase payments, your entire balance must be distributed within five years after the date of your death. For example, if you die on September 1, 2005, your entire balance must be distributed by August 31, 2010. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:
▷   Over the life of the designated beneficiary; or
▷   Over a period not extending beyond the life expectancy of the designated beneficiary.

Spousal Beneficiaries. If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract holder.

Death of Annuitant. If the contract holder is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for death of a contract holder. If the contract holder is a natural person but not the annuitant and the annuitant dies, the designated beneficiary must elect an income phase payment option within 60 days of the date of death, or any gain under the contract will be includible in the designated beneficiary's income in the year the annuitant dies.

Tax Consequences of Enhanced Death Benefit

The contract offers a death benefit (including the annual stepped up death benefit) that may exceed the greater of the premium payments and the contract value. It is possible that the IRS could characterize such a death benefit as an incidental death benefit. There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in currently taxable income to contract owners. Also, the presence of the death benefit as well as certain other contract benefits may effect the amount of required distributions. Finally, certain charges are imposed with respect to some of the available death benefit riders. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract.

RULES SPECIFIC TO CERTAIN PLANS

403(b) Plans

Tax Code sections 403(b) permit certain employers to establish a retirement plan for employees and permits self-employed individuals to establish various types of retirement plans for themselves and for their employees. These retirement plans may permit the purchase of the contracts to accumulate retirement savings under the plans.

Assignment or Transfer of Contracts. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:
▷   A plan participant as a means to provide benefit payments;
▷   An alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
▷   The Company as collateral for a loan.

Exclusions from Gross Income. In order to be excludable from gross income for federal income tax purposes, total annual contributions made by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $41,000. Compensation means your compensation from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code section 402(g) and any amounts not includible in gross income under Tax Code sections 125.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional limit specifically limits your salary reduction contributions to a 401(k) or 403(b) plan to generally no more than $14,000 in 2005. This limit is scheduled to increase to $15,000 in 2006.

After 2006 contribution limits will be subject to indexing. Your own limit may be higher or lower, depending upon certain conditions.

Purchase payments to your contract(s) will be excluded from your gross income only if the plan meets certain nondiscrimination requirements.

Catch-up Contributions. Notwithstanding the contribution limit provided for above, a participant in a 403(b) plan who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:

   (a) The amount provided for in Tax Code Section 414(v)(2)(B) as follows:
          ▷ $4,000 in 2005;
          ▷ $5,000 in 2006 and thereafter; or

   (b) The participant's compensation for the year reduced by any other elective deferrals of the participant for
          the year.

Restrictions on Distributions. Distribution of amounts restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age 59½, severance from employment, disability or financial hardship. Such distributions remain subject to other applicable restrictions under the Tax Code.

Transfers from 403(b)(7) Custodial Accounts. If, pursuant to Revenue Ruling 90-24, the Company agrees to accept, under any of the contracts, amounts transferred from a Tax Code section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code section 403(b)(7)(A)(ii).

408(b) and 408A IRAs

Tax Code section 408(b) permits eligible individuals to contribute to a traditional IRA on a pre-tax (deductible) basis. Employers may establish Simplified Employee Pension (SEP) plans and contribute to a traditional IRA owned by the employee. Tax Code section 408A permits eligible individuals to contribute to a Roth IRA on an after-tax (nondeductible) basis.

Assignment or Transfer of Contracts. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce.

Eligibility. Eligibility to contribute to a traditional IRA on a pre-tax basis or to establish a Roth IRA or to roll over or transfer from a traditional IRA to a Roth IRA depends upon your adjusted gross income.

Sales of a contract for use with a traditional or Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Rollovers and Transfers. Rollovers and direct transfers are permitted from a 401 or 403(b) arrangement to a traditional IRA. Distributions from these arrangements are not permitted to be transferred or rolled over to a Roth IRA. A Roth IRA can accept transfers/rollovers only from a traditional IRA, subject to ordinary income tax, or from another Roth IRA.

TAXATION OF NONQUALIFIED CONTRACTS

In General. Tax Code section 72 governs taxation of annuities in general. Under a nonqualified contract if you are a natural person you generally are not taxed on increases in the contract value until distribution occurs by withdrawing all or part of such contract value. The taxable portion of a distribution is taxable as ordinary income.

Non-Natural Holders of a Nonqualified Contract. If you are not a natural person, a nonqualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase over the year in the withdrawal value, adjusted for purchase payments made during the year, amounts previously distributed and amounts previously included in income. There are some exceptions to this rule and a non-natural person should consult with its tax adviser prior to purchasing the contract. A non-natural person exempt from federal income taxes should consult with its tax adviser regarding treatment of income on the contract for purposes of the unrelated business income tax. When the contract holder is not a natural person, a change in annuitant is treated as the death of the contract holder.

Transfers, Assignments or Exchanges of a Nonqualified Contract. A transfer of ownership of a nonqualified contract, the designation of an annuitant, payee or other designated beneficiary who is not also the contract holder, the selection of certain annuity dates or the exchange of a contract may result in certain tax consequences. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. Anyone contemplating any such designation, transfer, assignment, selection or exchange should contact a tax adviser regarding the potential tax effects of such a transaction.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax advisor regarding procedures for making a Section 1035 exchange.

Delayed Income Phase Start Date. If the contract's income phase start date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., age 85), it is possible that the contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the contract could be currently includible in your income.

TAXATION OF THE COMPANY

We are taxed as a life insurance company under the Tax Code. Separate Account N is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

Other Topics

The Company

We issue the contracts described in this prospectus and are responsible for providing each contract's insurance and annuity benefits.

We are a stock life insurance company organized in 1885 and incorporated under the insurance laws of the State of Minnesota. We are an indirect wholly-owned subsidiary of ING Groep N.V. (ING). ING is a global financial institution active in the fields of insurance, banking and asset management.

We offer individual life insurance and annuities, employee benefits and retirement contracts. We are authorized to do business in the District of Columbia and in all states, except New York.

Our Home Office:	Our Administrative Service Center:
	ING Service Center
20 Washington Avenue South	P.O. Box 5050
Minneapolis, Minnesota 55401	Minot, North Dakota 58702-5050

We are a charter member of the Insurance Marketplace Standards Association (IMSA). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

Separate Account N

We established Separate Account N on October 1, 2002 under the insurance laws of the State of Minnesota. The separate account is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the 1940 Act). It also meets the definition of "separate account" under the federal securities laws.

The separate account is divided into subaccounts. The subaccounts invest directly in shares of a pre-assigned fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contract are obligations of the Company.

We may, if it is in the best interest of our contract holders:
▷   Manage the separate account as a management investment company under the 1940 Act;
▷   Deregister the separate account under the 1940 Act, if registration is no longer required;
▷   Combine the separate accounts of the Company; or
▷   Reallocate assets of the separate account to another separate account.

Performance Reporting

We may advertise different types of historical performance for the subaccounts including:
▷   standardized average annual total returns; and
▷   non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccounts over the most recent month end, one, five and ten-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., mortality and expense risk charges, annual contract charges, administrative expense charges, death benefit rider charges, and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, it would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. If you are a contract holder under the contract, you have a fully vested interest in the contract and may instruct the Company how to cast a certain number of votes. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by written communication before the meeting.

The number of votes (including fractional votes) you are entitled to direct will be determined as of the record date set by any fund you invest in through the subaccounts.

▷ During the accumulation phase the number of votes is equal to the portion of your contract value invested in the fund, divided by the net asset value of one share of that fund.

▷ During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account.

Contract Distribution

Our affiliate, ING Financial Advisers, LLC, serves as the principal underwriter for the contract. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers is also a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

The contracts are offered to the public by individuals who are registered representatives of ING Financial Advisers, LLC or of other broker-dealers which have entered into selling arrangements with ING Financial Advisers, LLC. We refer to ING Financial Advisers, LLC and the other broker-dealers selling the contract as "distributors." All registered representatives selling the contract must be licensed as insurance agents for the Company.

Broker-dealers which have or may enter into selling agreements with ING Financial Advisers, LLC include the following broker-dealers which are affiliated with the Company:

Baring Investment Services, Inc.
Compulife Investor Services, Inc.
Directed Services, Inc.
Financial Network Investment Corporation
Granite Investment Services, Inc.
Guaranty Brokerage Services, Inc.
ING America Equities, Inc.
ING Barings Corp.
ING Direct Funds Limited
ING DIRECT Securities, Inc.
ING Financial Advisers, LLC
ING Financial Partners, Inc.
ING Funds Distributor, Inc.
ING Furman Selz Financial Services, LLC
ING TT&S (U.S.) Securities, Inc.
Multi-Financial Securities Corporation
PrimeVest Financial Services, Inc.
Systematized Benefits Administrators, Inc.

Commission Payments. Persons who offer and sell the contracts may be paid a commission. The maximum percentage amount that may be paid with respect to a given purchase payment is the first-year percentage which ranges from 0% to a maximum of 5% of the first year of payments to a contract. In addition, we may pay ongoing annual compensation of up to 1.0% of contract value. We may also pay an override on purchase payments of up to 0.25% in certain circumstances. Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips and educational and/or business seminars. Any such compensation will be paid in accordance with NASD rules. Supervisory and other management personnel of the Company may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates increases over time. The total compensation package for sales, supervisory and management personnel of affiliated or related broker-dealers may be positively impacted if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time.

We may pay wholesaling fees to certain distributors that may be calculated as a percentage of the commissions paid to distributors or of purchase payments received under the contracts. Sales management personnel may also receive compensation that may be calculated as a percentage of the commissions paid to distributors or of purchase payments received under the contracts. Distributors may also be reimbursed for certain expenses.

The names of the distributor and the registered representative responsible for your contract are stated in your enrollment materials.

Contract Modifications

We may change the contract as required by federal or state law or as otherwise permitted in the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

Addition, Deletion or Substitution of Fund Shares

The Company, in its sole discretion, reserves the following rights:
▷ The Company may add to, delete from or substitute shares that may be purchased for or held in the separate account. The Company may establish additional subaccounts, each of which would invest in shares of a new portfolio of a fund or in shares of another investment company having a specified investment objective. Any new subaccounts may be made available to existing contract owners on a basis to be determined by the Company.
▷ The Company may, in its sole discretion, eliminate one or more subaccounts, or close subaccounts to new premium or transfers, if marketing, tax considerations or investment conditions warrant.
▷ If the shares of a fund are no longer available for investment or if in the Company's judgment further investment in a fund should become inappropriate in view of the purposes of the separate account, the Company may redeem the shares, if any, of that portfolio and substitute shares of another registered open-end management investment company.
▷ The Company may restrict or eliminate any voting privileges of contract owners or other persons who have voting privileges as to the separate account.
▷ The Company may make any changes required by the 1940 Act.
▷ In the event any of the foregoing changes or substitutions are made, the Company may endorse the contracts to reflect the change or substitution.

The Company's reservation of rights is expressly subject to the following when required:
▷ Applicable Federal and state laws and regulations.
▷ Notice to contract owners.
▷ Approval of the SEC and/or state insurance authorities.

Legal Matters and Proceedings

We are not aware of any pending legal proceedings which involve the separate account as a party.

We are, or may be in the future, a defendant in various legal proceedings in connection with the normal conduct of our insurance operations. Some of these cases may seek class action status and may include a demand for punitive damages as well as for compensatory damages. In the opinion of management, the ultimate resolution of any existing legal proceeding is not likely to have a material adverse effect on our ability to meet our obligations under the contract.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contract (the "distributor"), is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Suits against the distributor sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. In a number of pending cases, claims have been made that a former registered representative of the distributor converted client funds to the representatives' personal use. ING Financial Advisers, LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have material adverse effect on its ability to distribute the contract.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under any one of the following circumstances:
▷   On any valuation day when the New York Stock Exchange is closed (except customary weekend and holiday closings) or when trading on the New York Stock Exchange is restricted;
▷   When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets; or
▷   During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Transfers, Assignments or Exchanges of a Contract

A transfer of ownership or assignment of a contract, the designation of an annuitant, payee or other beneficiary who is not also the contract owner, or the exchange of a contract may result in certain tax consequences to the contract owner that are not discussed herein. A contract owner contemplating any such transfer, assignment, or exchange of a contract should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

Involuntary Terminations

We reserve the right to terminate a contract if:

-- The entire withdrawal value is withdrawn on or before income phase payments begins; or
-- The contract value is paid in a lump sum as a death benefit before income phase payments begin; or
-- If permitted by law, the outstanding loan balance equals or exceeds the contract value, less applicable withdrawal charges.

In addition, we may terminate the contract by payment of the current withdrawal value if:

-- You have not made any purchase payments for a period of two years; and
-- The guaranteed monthly benefit under the life annuity with payments for 10 or 20 years would be less than $20 per month when you reach age 71, or at the end of twelfth contract year, whichever is later, provided that such amounts are not solely a result of negative investment performance.

Reports to Contract Owners

At least once in each contract year we will mail you, at the last know address of record, a statement of your contract value. Written confirmation of every financial transaction made under the contract will be made immediately; however, written confirmation of periodic payments made through salary reduction arrangements will be made quarterly.

To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the funds, will be mailed to your household, even if you or other persons in your household have more than one contract issued by us or one of our affiliates. Call us at the number listed in "Contract Overview -- Questions: Contacting the Company" if you need additional copies of financial reports, prospectuses or annual and semi-annual reports or if you would like to receive one copy for each contract in all future mailings.

Trading-Industry Developments

As with many financial services companies, the Company and affiliates of the Company have received requests for information from various governmental and self-regulatory agencies in connection with investigations related to trading in investment company shares. In each case, full cooperation and responses are being provided. The Company is also reviewing its policies and procedures in this area.

Contents of the Statement of Additional Information

The Statement of Additional Information (SAI) contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. The following is a list of the contents of the SAI.

General Information and History	2
Separate Account N	2
Offering and Purchase of Contracts	3
Income Phase Payments	4
Sales Material and Advertising	5
Independent Registered Public Accounting Firm	6
Financial Statements	6
Financial Statements of Separate Account N	S-1
Financial Statements - Statutory Basis of ReliaStar Life Insurance Company	F-1

You may request an SAI by calling our administrative service center at the number listed in "Contract Overview-Questions: Contacting the Company" or by returning this request to our administrative service center at the address listed in "Contract Overview-Questions: Contacting the Company."

Your name _____

Address _____

City _____ State _____ Zip _____

Please send me a copy of the Separate Account N ING Encore/ING Encore Flex Statement of Additional Information.

No person is authorized to give any information or to make any representations other than those contained in this prospectus or accompanying fund prospectuses and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer or solicitation in any circumstances in which such offer or solicitation would be unlawful.

Appendix I
The Fixed Accounts

General Disclosure.

▷ Fixed Account D (for flexible premium series contracts only) and the DCA Fixed Account (collectively, the fixed accounts) are investment options that may be available during the accumulation phase.

▷ Amounts allocated to the fixed accounts are held in the Company's general account which supports insurance and annuity obligations.

▷ All or a portion of your purchase payments may be allocated to the fixed accounts.

▷ Interests in the fixed accounts have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended.

▷ The fixed accounts have not been registered as investment companies under the Investment Company Act of 1940.

▷ Disclosure in this prospectus regarding the fixed accounts may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements.

▷ Disclosure in this appendix regarding the fixed accounts has not been reviewed by the SEC.

▷ Additional information about the fixed accounts may be found in the contracts. Additional information about the DCA Fixed Account may also be found in the dollar cost averaging program application.

Interest Rates.

▷ **Fixed Account D.** Fixed Account D has an interest rate that is set periodically by the Company. Interest will be credited and compounded daily using the daily equivalent of effective yearly interest rates, which is the yield resulting after interest has compounded daily for a full year.

We guarantee an effective yearly interest rate that complies with the nonforfeiture law that is in effect on the issue date for the state in which the contract was delivered. In no circumstance will the effective yearly interest rate be less than the guaranteed minimum interest rate.

We may credit interest in excess of the guaranteed rate. Any interest in excess of the guaranteed rate will be declared at the beginning of the period for which it is payable. In setting interest rates, we may consider many factors, including but not limited to, investment yields rates, taxes, competitive factors, desired margins, contract persistency, and other experience factors. Among other factors, the safety of the interest rate guarantees depends upon the Company's claims-paying ability.

▷ **DCA Fixed Account.** The DCA Fixed Account has an interest rate that is set periodically by the Company. Interest will be credited and compounded daily using the daily equivalent of effective yearly interest rates, which is the yield resulting after interest has compounded daily for a full year. The annual minimum guaranteed interest rate will apply to all amounts held in the DCA Fixed Account during the calendar year.

The interest rate earned on the DCA Fixed Account will be the minimum guaranteed interest rate plus any additional interest, which we may declare from time to time. In no circumstance will the effective yearly interest rate be less than the guaranteed minimum interest rate.

A purchase payment allocated to a DCA term will be credited with interest at the rate in effect at the start of the DCA term. That rate will remain in effect for the remaining balance of that purchase payment until the DCA term ends. Subsequent purchase payments into the same DCA term earn interest at the then current interest rate applied to new allocations to a DCA term of the same duration. There may be different interest rates for different DCA terms. DCA terms of the same duration may have different interest rates depending on when the DCA term began.

Interest rates are set at our complete discretion. The DCA Fixed Account may credit a different interest rate(s) than other fixed accounts we may offer under the contract.   In setting interest rates, we may consider many factors, including but not limited to, investment yields rates, taxes, competitive factors, desired margins, contract persistency, and other experience factors. Among other factors, the safety of the interest rate guarantees depends upon the Company's claims-paying ability.

Transfers.

Fixed Account D. During the accumulation phase period, amounts in Fixed Account D may be reallocated at any time to the subaccounts, subject to the following requirements:

Each rolling 12-month period, twenty percent (20%) may be transferred from Fixed Account D to the subaccounts. The amount available for transfer during any contract year is based on the contract value in Fixed Account D as of the date we receive the transfer request in good order at our administrative service center, reduced by any amount withdrawn, transferred, taken as a loan, or used to purchase income phase payments during the 12 months prior to the transfer request. In addition, we reserve the right to reduce the amount available for transfer by amounts withdrawn under a systematic withdrawal option. We may, on a non-discriminatory basis, allow transfers of a larger percentage.

Twenty percent of the amount in Fixed Account D may be transferred in each of four consecutive 12 month periods and the balance reallocated in the fifth 12-month period subject to the following conditions:

1. During the five-year period, no additional amounts are allocated to or reallocated from Fixed Account D;

2. We will include any amounts reallocated, taken as a loan, or used to purchase income phase payments during the prior 12-month period when calculating the 20% amount; and

3. We reserve the right to include amounts paid under a systematic withdrawal option when calculating the 20% amount.

We reserve the right to waive the transfer limit when the amount in Fixed Account D is less than $2,000. We may, on a non-discriminatory basis, allow transfers of a larger percentage.

No transfers to or from Fixed Account D are allowed after the beginning of the income phase. See also the "Transfers Among Investment Options" section.

DCA Fixed Account. Transfers from the DCA Fixed Account are only allowed pursuant to the dollar cost averaging program. See "The Dollar Cost Averaging Program" in the "Transfers Among Investment Options" section.

Withdrawals.

Fixed Account D. The contract owner may request a full or partial withdrawal from Fixed Account D. Partial withdrawals from the contract will be made on a pro rata basis from each subaccount and fixed account. If another method of allocation is desired, you must request it in writing to us. Under certain emergency conditions we may defer payment of any withdrawal for a period of up to six months or as otherwise provided by law.

While the value of purchase payments allocated to Fixed Account D is included in the calculation of the withdrawal charge upon a partial or full withdrawal of contract value, we will not apply a withdrawal charge to the portion of the contract value allocated to Fixed Account D. We will calculate the amount of the withdrawal charge waived by multiplying the withdrawal charge by the percentage that the amount withdrawn from Fixed Account D bears to the total amount withdrawn.

Partial Withdrawals. Each 12-month period, twenty percent (20%) may be withdrawn from Fixed Account D. The amount available for withdrawal is based on the contract value in Fixed Account D as of the date we receive the withdrawal request in good order at our administrative service center, reduced by the amount withdrawn, reallocated, taken as a loan, or used to purchase income phase payments during the contract year. In addition, we reserve the right to reduce the amount available by deducting any amount withdrawn under a systematic distribution option.

<u>Full Withdrawals.</u> The contract owner may withdraw the full amount from Fixed Account D. When we receive a request for a full withdrawal, no additional transfers, partial withdrawals or loans are allowed. The withdrawal is paid as follows:

1. One-fifth of the contract value in Fixed Account D as of the date we receive the withdrawal request at our administrative service center, reduced by the amount, if any, transferred, withdrawn, taken as a loan, or used to purchase income phase payments during that contract year; then

2. One-fourth of the remaining amount 12 months later; then

3. One-third of the remaining amount 12 months later; then

4. One-half of the remaining amount 12 months later; then

5. The balance of the contract value in Fixed Account D 12 months later.

When we receive a request for a full withdrawal, no additional transfers, partial withdrawals or loans are allowed. The contract owner may cancel a full withdrawal request from Fixed Account D at any time.

<u>Waiver of Full and Partial Withdrawal Restrictions.</u> Full and partial withdrawal restrictions are waived when the withdrawal is:

1. Due to the contract owner's death during the accumulation phase, and the withdrawal is made within six months of the date of death;

2. Used to purchase income phase payments on a life contingent basis or for a stated period on a fixed only basis;

3. Due to disability, extended confinement, or terminal illness within the meaning of the Tax Code, subject to the provisions regarding waiver of the withdrawal charge;

4. To satisfy minimum distribution requirements; or

5. Due to other conditions as we may allow without discrimination.

DCA Fixed Account. Amounts withdrawn from the DCA Fixed Account are subjected to the applicable withdrawal charge. See "Fees" and "Withdrawals."

Charges. We do not make deductions from amounts in the fixed accounts to cover mortality and expense risks. We consider these risks when determining the credited rate. We do charge a pro rata portion of the death benefit rider charge from the amounts invested in the fixed accounts. We expect to derive a profit from the determination of the credited rate. If you make a full withdrawal, the amount available from the DCA Fixed Account will be reduced by any early withdrawal charge (as applicable) and annual contract charge (see "Fee Table" and "Fees").

Interest on Death Benefit. Any death benefit paid from amounts invested in Fixed Account D will include interest from the Death Benefit Valuation Date until the death benefit is paid at a rate not less then required by law.

Guarantee. We guarantee that the fixed contract value will not be less than the amount of purchase payments and transfers allocated to the fixed account, plus interest at the minimum guaranteed rate disclosed in the annuity contract, compounded annually, plus any additional interest which we may, in our discretion, credit to the fixed accounts (as described above), less any charges for the optional death benefit riders or early withdrawal charges, any applicable premium taxes and any amounts withdrawn or reallocated from the fixed accounts.

Appendix II
Eligible Funds

If you have selected the MGAB rider or the MGBW rider, you must remain invested at all times in one or more of the following Eligible Funds in order to receive the benefits of these riders (other than during the free look period, when we may require you to invest in the money market option). Failure to remain so invested will result in the termination of the applicable rider, and no charges deducted under the rider will be refunded. Accordingly, you should not purchase one of these riders if you do not believe that you will be comfortable remaining invested in one or more of the following funds during the entire time the rider is in effect.


ING Goals4Life Income Portfolio
ING Goals4Life 2015 Portfolio
ING Goals4Life 2025 Portfolio
ING Goals4Life 2035 Portfolio
ING Goals4Life 2045 Portfolio


Appendix III
MGWB Rider Examples

Example A: The following example illustrates the values of the Guaranteed Withdrawal Base, Annual Withdrawal Amount and Remaining Guaranteed Balance on an initial purchase payment of $100,000:

Contract Year	Date	Purchase Payment	Withdrawal	Cash Value after Purchase Payment or Withdrawal	Guaranteed Withdrawal Amount	Annual Withdrawal Amount	Remaining Guaranteed Balance
1	01/01/05	$100,000	---	$101,000	$100,000	$5,000	$100,000

Example B: The following example illustrates the effect of subsequent purchase payments made <u>during</u> the first contract year:

Contract Year	Date	Purchase Payment	Withdrawal	Cash Value after Purchase Payment or Withdrawal	Guaranteed Withdrawal Amount	Annual Withdrawal Amount	Remaining Guaranteed Balance
1	03/01/05	$20,000	---	$122,000	$120,000	$6,000	$120,000

Example C: The following example illustrates the effect of subsequent purchase payments made <u>after</u> the first contract year:

Contract Year	Date	Purchase Payment	Withdrawal	Cash Value after Purchase Payment or Withdrawal	Guaranteed Withdrawal Amount	Annual Withdrawal Amount	Remaining Guaranteed Balance
2	03/01/06	$10,000	---	$130,000	$120,000	$6,000	$120,000

Example D: The following examples illustrate the effect of withdrawals that do <u>not</u> exceed the Annual Withdrawal Amount:

Contract Year	Date	Purchase Payment	Withdrawal	Cash Value after Purchase Payment or Withdrawal	Guaranteed Withdrawal Amount	Annual Withdrawal Amount	Remaining Guaranteed Balance
3	02/01/07	---	$4,000	$123,000	$120,000	$6,000	$116,000
3	04/01/07	---	$2,000	$119,500	$120,000	$6,000	$114,000

Example E: The following examples illustrate the effect of cumulative withdrawals that exceed the Annual Withdrawal Amount:

Contract Year	Date	Purchase Payment	Withdrawal	Cash Value after Purchase Payment or Withdrawal	Guaranteed Withdrawal Amount	Annual Withdrawal Amount	Remaining Guaranteed Balance
4	07/01/08	---	$6,000	$103,000	$120,000	$6,000	$108,000
4	08/01/08	---	$5,000	$94,000	$94,000	$4,700	$94,000

The Guaranteed Withdrawal Base and Remaining Guaranteed Balance immediately following the excess withdrawal are reset to the lesser of the contract value immediately after the withdrawal ($94,000) or the Remaining Guaranteed Balance immediately prior to the withdrawal less the withdrawal amount ($108,000 - $5,000 = $103,000),

Example F: The following examples illustrate the effect of taking a required minimum distribution that exceeds the Annual Withdrawal Amount:

Contract Year	Date	Purchase Payment	Withdrawal	Cash Value after Purchase Payment or Withdrawal	Guaranteed Withdrawal Amount	Annual Withdrawal Amount	Remaining Guaranteed Balance
5	03/01/09	---	$4,700	$100,000	$94,000	$4,700	$89,300
5	09/01/09	---	$5,000	$96,000	$94,000	$4,700	$84,300
6	01/01/10	---	---	$102,000	$94,000	$4,700	$84,300
7	01/01/11	---	---	$107,000	$94,000	$4,700	$84,300
8	01/01/12	---	---	$100,000	$94,000	$4,700	$84,300
9	01/01/13	---	---	$98,000	$94,000	$4,700	$84,300
10	01/01/14	--	--	$100,000	$94,000	$4,700	$84,300

In this case the Guaranteed Withdrawal Base and Remaining Guaranteed Balance are not adjusted as they were in Example E.

Example G: The following example illustrates the effect of the election of the Step-Up option on the 10th contract anniversary (or the beginning of contract year 11):

Contract Year	Date	Purchase Payment	Withdrawal	Cash Value after Purchase Payment or Withdrawal	Guaranteed Withdrawal Amount	Annual Withdrawal Amount	Remaining Guaranteed Balance
11	01/01/15	---	---	$102,000	$102,000	$5,100	$102,000

TO BE UPDATED
Appendix IV
Description of Underlying Funds

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for this and additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge from our administrative service center at the address and telephone number listed in "Contract Overview – Questions: Contacting the Company," by accessing the SEC's web site or by contacting the SEC Public Reference Room.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser or subadviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser/subadviser.

TO BE UPDATED

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
Franklin Templeton Variable Insurance Products Trust – Franklin Small Cap Value Securities Fund (Class 2 Shares)	Franklin Advisory Services, LLC	A *nondiversified* fund that seeks long-term total return. Normally invests at least 80% of net assets in investments of small capitalization companies that have market capitalization values not exceeding $2.5 billion, at the time of purchase. Invests in small companies that the fund's manager believes are undervalued.
ING Partners, Inc. -- ING American Century Select Portfolio (Service Class Shares)	ING Life Insurance and Annuity Company Subadviser: American Century Investment Management, Inc.	Seeks long-term capital appreciation. Invests in stocks of companies the subadviser believes will increase in value over time, using a growth investment strategy developed by the subadviser that looks for companies with earnings and revenues that are not only growing, but growing at a successively faster, or accelerating, pace.
ING Partners, Inc. – ING American Century Small Cap Value Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: American Century Investment Management, Inc.	Seeks long-term growth of capital; income is a secondary objective. Invests primarily (at least 80% of net assets under normal circumstances) in U.S. equity securities of small cap companies. The Portfolio's subadviser considers small cap companies to include those with a market capitalization no larger than that of the largest company in the S&P Small Cap 600 Index or the Russell 2000 Index.
ING Partners, Inc. – ING Baron Small Cap Growth Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: BAMCO, Inc.	Seeks capital appreciation. Invests primarily (at least 80% of total assets under normal circumstances) in securities of smaller companies with market values under $2.5 billion as measured at the time of purchase.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Partners, Inc. – ING Fidelity® VIP Contrafund® Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser (Investment Adviser to the Master Fund): Fidelity Management & Research Company (FMR)	Seeks long-term capital appreciation. The Portfolio is a "feeder fund" which invests all of its assets in the "master fund," Service Class 2 shares of the Fidelity® VIP Contrafund® Portfolio, a series of Fidelity Variable Insurance Products Fund II. The master fund normally invests primarily in a portfolio of common stocks of companies whose value FMR believes is not fully recognized by the public.
ING Partners, Inc. – ING Fidelity® VIP Equity Income Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser (Investment Adviser to the Master Fund): Fidelity Management & Research Company (FMR)	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield that exceeds the composite yield on the securities comprising the Standard &Poor's^{SM} 500 Index. The Portfolio is a "feeder fund" which invests all of its assets in the "master fund," Service Class 2 shares of the Fidelity® VIP Equity Income Portfolio, a series of Fidelity Variable Insurance Products Fund. The master fund normally invests at least 80% of its assets in a portfolio of equity securities, investing primarily in income-producing equity securities, which tends to lead to investments in large cap value stocks.
ING Partners, Inc. – ING Fidelity® VIP Growth Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser (Investment Adviser to the Master Fund): Fidelity Management & Research Company (FMR)	Seeks capital appreciation. The Portfolio is a "feeder fund" which invests all of its assets in the "master fund," Service Class 2 shares of the Fidelity® VIP Growth Portfolio, a series of Fidelity Variable Insurance Products Fund. The master fund normally invests primarily in a portfolio of common stocks of companies that FMR believes have above-average growth potential.
ING Partners, Inc. – ING Fidelity® VIP Mid Cap Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser (Investment Adviser to the Master Fund): Fidelity Management & Research Company (FMR)	Seeks long-term growth of capital. The Portfolio is a "feeder fund" which invests all of its assets in the "master fund," Service Class 2 shares of the Fidelity® VIP Mid Cap Portfolio, a series of Fidelity Variable Insurance Products Fund III. The master fund normally invests primarily in a portfolio of common stocks, investing at least 80% of assets in securities of companies with medium market capitalizations (which, for the purposes of the Portfolio, FMR defines as those companies with market capitalizations similar to companies in the Russell Midcap® Index or the Standard & Poor's® MidCap 400 Index).
ING Goals4Life 2015 Portfolio (Service Class)		
ING Goals4Life 2025 Portfolio (Service Class)		
ING Goals4Life 2035 Portfolio (Service Class)		

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Goals4Life 2045 Portfolio (Service Class)		
ING Goals4Life Income Portfolio (Service Class)		
ING Partners, Inc. – ING Goldman Sachs® Capital Growth Portfolio* (Service Class) * Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.	ING Life Insurance and Annuity Company Subadviser: Goldman Sachs Asset Management, L.P.	Seeks long-term growth of capital. Invests, under normal circumstances, at least 90% of total assets in equity investments.
ING Partners, Inc. – ING JPMorgan Fleming International Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: J.P. Morgan Fleming Asset Management (London) Ltd.	Seeks long-term growth of capital. Invests primarily (at least 65% of total assets) in the equity securities of foreign companies that the subadviser believes have high growth potential. Will normally invest in a number of issuers in several countries other than the U.S. and will invest in securities in both developed and developing markets.
ING Partners, Inc. – ING JPMorgan Mid Cap Value Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation. A *nondiversified* Portfolio that invests primarily (at least 80% of net assets under normal circumstances) in a broad portfolio of common stocks of companies with market capitalizations of $1 billion to $20 billion at the time of purchase that the subadviser believes to be undervalued.
ING Investors Trust - ING Julius Baer Foreign Portfolio (Adviser Class)	Directed Services, Inc. Subadviser: Julius Baer Investment Management, Inc.	Seeks long-term growth of capital. Under normal conditions, invests in a wide variety of international equity securities issued through the world, normally excluding the United States. Normally invests at least 80% of its assets in equity securities tied economically to countries outside the United States.
ING Investors Trust - ING Legg Mason Value Portfolio (Service Class)	Directed Services, Inc. Subadviser: Legg Mason Funds Management, Inc.	Seeks long-term growth of capital. Normally invests in equity securities that offer the potential for capital growth. May also invest in companies with market capitalizations greater than $5 billion, but may invest in companies of any size. May also invest up to 25% of its total assets in long-term debt securities.
ING Investors Trust - ING Marsico Growth Portfolio (Adviser Class)	Directed Services, Inc. Subadviser: Marsico Capital Management, LLC	Seeks capital appreciation. Invests primarily in equity securities selected for their growth potential. May invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies.
ING Investors Trust - ING Mercury Large Cap Growth Portfolio (Adviser Class)	Directed Services, Inc. Subadviser: Mercury Advisors	Seeks long-term growth of capital. Invests in a diversified portfolio consisting primarily of common stocks. Will generally invest at least 65% of its total assets in the following equity securities: common stock, convertible preferred stock, securities convertible into common stock and rights and warrants to subscribe to common stock.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Partners, Inc. – ING MFS Capital Opportunities Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: Massachusetts Financial Services Company	Seeks capital appreciation. Invests primarily (at least 65% of net assets) in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts.
ING Investors Trust - ING MFS Total Return Portfolio (Adviser Class)	Directed Services, Inc. Subadviser: Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income. Invests in a combination of equity and fixed income securities.
ING Partners, Inc. – ING OpCap Balanced Value Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: OpCap Advisors LLC	Seeks capital growth, and secondarily, investment income. Under normal market conditions, invests at least 25% of total assets in equity securities, including common stocks and preferred stocks and expects to have between 50% to 75% of total assets invested in equities. Also invests at least 25% of total assets in fixed-income senior securities including bonds, debentures, notes, participation interests in loans, convertible securities and U.S. Government securities.
ING Partners, Inc. -- ING Oppenheimer Global Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: OppenheimerFunds, Inc.	Seeks capital appreciation. Invests mainly in common stocks of companies in the U.S. and foreign countries. Can invest without limit in foreign securities and can invest in any country, including countries with developed or emerging markets.
ING Partners, Inc. -- ING Oppenheimer Strategic Income Portfolio (ServiceClass)	ING Life Insurance and Annuity Company Subadviser: OppenheimerFunds, Inc.	Seeks a high level of current income principally derived from interest on debt securities. Invests mainly in debt securities of issuers in three market sectors: foreign governments and companies; U.S. Government securities; and lower-grade high-yield securities of U.S. and foreign companies.
ING Partners, Inc. – ING PIMCO Total Return Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: Pacific Investment Management Company LLC	Seeks maximum total return, consistent with capital preservation and prudent investment management. Invests under normal circumstances at least 65% of net assets plus borrowings for investment purposes in a diversified portfolio of fixed income instruments of varying maturities. Invests primarily in investment grade debt securities, but may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P, or, if unrated, determined by the subadviser to be of comparable quality.
ING Partners, Inc. – ING Salomon Brothers Aggressive Growth Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: Salomon Brothers Asset Management Inc	Seeks long-term growth of capital. Invests primarily (at least 80% of net assets under normal circumstances) in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts, of emerging growth companies.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Partners, Inc. – ING Salomon Brothers Fundamental Value Portfolio **(Service Class)**	ING Life Insurance and Annuity Company Subadviser: Salomon Brothers Asset Management Inc	Seeks capital appreciation. A *nondiversified* Portfolio that invests primarily in common stocks and common stock equivalents, such as preferred stocks and securities convertible in common stocks, of companies the subadviser believes are undervalued in the marketplace. May invest in investment grade fixed-income securities and may invest up to 20% of net assets in non-convertible debt securities rated below investment grade or, if unrated, are of equivalent quality as determined by the subadviser. May also invest up to 20% of assets in securities of foreign issuers.
ING Partners, Inc. – ING Salomon Brothers Investors Value Portfolio **(Service Class)**	ING Life Insurance and Annuity Company Subadviser: Salomon Brothers Asset Management Inc	Seeks long-term growth of capital, and secondarily, current income. Invests primarily in common stocks of established U.S. companies. To a lesser degree, invests in income producing securities such as debt securities. May also invest in other equity securities, including up to 20% of its assets in securities of foreign issuers.
ING Partners, Inc. -- ING Salomon Brothers Large Cap Growth Portfolio **(Service Class)**	ING Life Insurance and Annuity Company Subadviser: Salomon Brothers Asset Management, Inc.	Seeks long-term capital appreciation. Normally invests at least 80% of its net assets in equity securities of large cap companies and related investments. For purposes of this 80% policy, large cap companies are considered to be companies with market capitalizations similar to companies in the Russell 1000 Index at the time of purchase.
ING Investors Trust - ING Stock Index Portfolio **(Institutional Class)**	Directed Services, Inc. Subviser: Aeltus Investment Management, Inc. (ING Aeltus)	Seeks total return. Normally invests at least 80% of its assets in equity securities of companies included in the S&P's 500 Composite Stock Price Index (the "S&P Index") or equity securities of companies that are representative of the S&P Index (including derivatives).
ING Partners, Inc. -- ING T. Rowe Price Diversified Mid Cap Growth Portfolio **(Service Class)**	ING Life Insurance and Annuity Company Subadviser: T. Rowe Price Associates Inc.	Seeks long-term capital appreciation. Will normally invest at least 80% of its total assets in the equity securities of companies having a market capitalization within the range of companies in the Russell MidCap Growth Index or the S&P Mid Cap 400 Index. Focuses on midsize companies whose earnings are expected to grow at a rate faster than the average company.
ING Investors Trust - ING T. Rowe Price Equity Income Portfolio **(Adviser Class)**	Directed Services, Inc. Subadviser: T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital. Normally invests at least 80% of its assets in common stocks, with 65% in the common stocks of well-established companies paying above-average dividends. May also invest in convertible securities, warrants and preferred stocks, foreign securities, debt securities including high-yield debt securities and future and options.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Partners, Inc. – ING T. Rowe Price Growth Equity Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income. Invests primarily (at least 80% of net assets under normal circumstances) in common stocks. Concentrates its investments in growth companies. Investments in foreign securities are limited to 30% of total assets.
ING Partners, Inc. – ING UBS U.S. Large Cap Equity Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: UBS Global Asset Management (Americas) Inc.	Seeks long-term growth of capital and future income. Under normal circumstances, invests at least 80% of net assets (plus borrowings for investment purposes, if any) in U.S. equity securities. Investments in equity securities may include dividend-paying securities, common stock and preferred stock.
ING Partners, Inc. – ING Van Kampen Comstock Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: Van Kampen	Seeks capital growth and income. Invests in a portfolio of equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.
ING Partners, Inc. -- ING Van Kampen Equity and Income Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: Van Kampen	Seeks total return, consisting of long-term capital appreciation and current income. Under normal circumstances, invests at least 80% of net assets (plus any borrowings for investment purposes) in equity and income securities at the time of investment. Invests primarily in income-producing equity instruments (including common stocks, preferred stocks and convertible securities) and investment grade quality debt securities. Under normal market conditions, invests at least 65% of total assets in income-producing equity securities.
ING Investors Trust - ING Van Kampen Growth and Income Portfolio (Adviser Class)	Directed Services, Inc. Subadviser: Van Kampen	Seeks long-term growth of capital and income. Invests primarily in what it believes to be income-producing equity securities, including common stocks and convertible securities; although investments are also made in non-convertible preferred stocks and debt securities rated "investment grade," which are securities rated within the four highest grades assigned by Standard & Poor's ("S&P") or by Moody's Investors Service, Inc. ("Moody's").
ING Variable Products Trust – ING VP Financial Services Portfolio (Class I)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks long-term capital appreciation. Invests, under normal market conditions, at least 80% of assets in equity securities and equity equivalent securities of companies principally engaged in the financial services industry. As a general matter, the Portfolio expects these investments to be in common stocks of large-, mid- and small-sized companies. May invest remaining 20% of assets in equity or debt securities of financial services companies or companies that are not financial services companies, and in money market instruments.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Variable Portfolios, Inc. – ING VP Global Science and Technology Portfolio (Class I)	ING Investments, LLC Subadviser: BlackRock Advisors, Inc.	Seeks long-term capital appreciation. Normally invests at least 80% of net assets in equity securities issued by science and technology companies in all market capitalization ranges. Will invest primarily in equity securities of U.S. and non-U.S. companies selected for their rapid and sustainable growth potential from the development, advancement and use of science and/or technology. May invest up to 25% of its net assets in stocks of issuers in emerging market countries.
ING Variable Funds – ING VP Growth and Income Portfolio (Class I)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock. Under normal market conditions, invests at least 65% of total assets in common stocks that the subadviser believes have significant potential for capital appreciation or income growth or both.
ING Variable Portfolios, Inc. – ING VP Growth Portfolio (Class I)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks growth of capital through investment in a diversified portfolio consisting primarily of common stocks and securities convertible into common stocks believed to offer growth potential. Under normal market conditions, invests at least 65% of total assets in common stocks and securities convertible into common stock.
ING Variable Portfolios, Inc. – ING VP Index Plus MidCap Portfolio (Class I)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index), while maintaining a market level of risk. Invests at least 80% of assets in stocks included in the S&P MidCap 400 Index. The subadviser's objective is to overweight those stocks in the S&P MidCap 400 Index that it believes will outperform the index and underweight or avoid those stocks that it believes will underperform the index.
ING VP Intermediate Bond Portfolio (Class I)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to maximize total return as is consistent with reasonable risk, through investment in a diversified portfolio consisting of investment-grade corporate bonds, and debt securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. Under normal market conditions, invests at least 80% of assets in high-grade corporate bonds, mortgage-related and other asset-backed securities, and securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. May also invest up to 15% of total assets in high-yield instruments and up to 25% of total assets in foreign debt securities.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Variable Portfolios, Inc. – ING VP International Equity Portfolio (Class I)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks long-term capital growth primarily through investment in a diversified portfolio of common stocks principally traded in countries outside of the United States. The Portfolio will not target any given level of current income. Under normal market conditions, invests at least 80% of assets in equity securities. At least 65% of assets will normally be invested in securities principally traded in three or more countries outside of the U.S. These securities may include common stocks as well as securities convertible into common stock.
ING Variable Products Trust – ING VP International Value Portfolio (Class I)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks long-term capital appreciation. Invests primarily in foreign companies with market capitalizations greater than $1 billion, but may hold up to 25% of assets in companies with smaller market capitalizations. Under normal circumstances, will invest at least 65% of total assets in securities of companies located in at least three countries other than the U.S., which may include emerging market countries.
ING Variable Products Trust – ING VP MagnaCap Portfolio (Class I)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks growth of capital, with dividend income as a secondary consideration. Will normally invest at least 80% of assets in common stock of large companies. For this Portfolio, large companies are those included in the 500 largest U.S. companies, as measured by total revenues, net assets, cash flow or earnings, or the 1,000 largest companies as measured by equity market capitalization.
ING Variable Products Trust – ING VP MidCap Opportunities Portfolio (Class I)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks long-term capital appreciation. Normally invests at least 80% of assets in the common stocks of mid-sized U.S. companies that the subadviser believes have above average prospects for growth. For this Portfolio, mid-size companies are those with market capitalizations that fall within the range of companies in the Russell MidCap Growth Index.
ING VP Money Market Portfolio (Class I)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments. Invests in a diversified portfolio of high-quality fixed income securities denominated in U.S. dollars, with short remaining maturities. **There is no guarantee that the ING VP Money Market Subaccount will have a positive or level return.**
ING VP Natural Resources Trust	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	A *nondiversified* Portfolio that seeks long-term growth of capital primarily through investment in common stocks of companies that own or develop natural resources and other basic commodities, or supply goods and services to such companies. Capital appreciation will be the primary determinant of total return and income is a secondary consideration. Normally invests at least 80% of assets in companies with substantial natural resource assets or companies that supply goods and services to such companies.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Variable Products Trust – ING VP Real Estate Portfolio (Class I)	ING Investments, LLC Subadviser: ING Clarion Real Estate Securities.	Seeks total return. Under normal market conditions, invests at least 80% of assets in common and preferred stocks of U.S. real estate investment trusts (REITs) and real estate companies. For this Portfolio, real estate companies consist of companies that are principally engaged in the real estate industry. May invest in companies with any market capitalization; however, the subadviser will generally not invest in companies with market capitalization of less than $100 million at the time of purchase.
ING Variable Portfolios, Inc. – ING VP Small Company Portfolio (Class I)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities convertible into common stocks of companies with smaller market capitalizations. Under normal market conditions, invests at least 80% of net assets in common stocks and securities convertible into common stock of small-capitalization companies.
ING Variable Products Trust – ING VP SmallCap Opportunities Portfolio (Class I)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks long-term capital appreciation. Normally invests at least 80% of assets in the common stock of smaller, lesser-known U.S. companies that the subadviser believes have above average prospects for growth. For this Portfolio, smaller companies are those with market capitalizations that fall within the range of companies in the Russell 2000 Growth Index.
ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Balanced Portfolio (Class I)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized). Managed for investors seeking a balance between income and capital appreciation who generally have an investment horizon exceeding ten years and a moderate level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 60% equities, 35% fixed income and 5% money market instruments under neutral market conditions.
ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Growth Portfolio (Class I)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to provide capital appreciation. Managed for investors seeking capital appreciation who generally have an investment horizon exceeding 15 years and a high level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 80% equities and 20% fixed income under neutral market conditions.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Income Portfolio (Class I)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks to provide total return consistent with preservation of capital. Managed for investors primarily seeking total return consistent with capital preservation who generally have an investment horizon exceeding five years and a low level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 35% equities, 55% fixed income and 10% money market instruments under neutral market conditions.
ING Variable Portfolios, Inc. – ING VP Value Opportunity Portfolio (Class I)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities convertible into common stock. Under normal market conditions, invests at least 65% of total assets in common stocks and securities convertible into common stock.
Lord Abbett Series Fund, Inc. – Growth and Income Portfolio (Class VC Shares)	Lord, Abbett & Co. LLC	Seeks long-term growth of capital and income without excessive fluctuations in market value. Primarily purchases equity securities of large, seasoned, U.S. and multinational companies which Lord Abbett believes are undervalued. Under normal circumstances, will invest at least 80% of net assets in equity securities of large companies with market capitalizations of at least $5 billion at the time of purchase. This market capitalization may vary in response to changes in the markets. Equity securities may include common stocks, convertible bonds, convertible preferred stocks and warrants and similar instruments.
Lord Abbett Series Fund, Inc. – Mid-Cap Value Portfolio (Class VC Shares)	Lord, Abbett & Co. LLC	Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace. Normally invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in equity securities of mid-sized companies, those with market capitalizations of roughly $500 million to $10 billion, at the time of purchase. This market capitalization range may vary in response to changes in the markets.
Oppenheimer Variable Account Funds – Oppenheimer Aggressive Growth Fund/VA	OppenheimerFunds, Inc.	Seeks capital appreciation by investing in "growth type" companies. Invests mainly in equity securities, such as common stocks and can invest in other equity securities, such as preferred stocks and securities convertible into common stocks.
Oppenheimer Variable Account Funds – Oppenheimer Main Street Small Cap Fund®/VA	OppenheimerFunds, Inc.	Seeks capital appreciation. Invests mainly in common stocks of small-capitalization U.S. companies that the Fund's investment manager believes have favorable business trends or prospects. Under normal market conditions, will invest at least 80% of net assets (including any borrowings for investment purposes) in securities of companies having a small market capitalization.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
PIMCO VIT - Real Return Portfolio (Administrative Class)	Pacific Investment Management Company LLC (PIMCO)	Seeks maximum real return, consistent with preservation of real capital and prudent investment management. Invests primarily in investment grade securities, but may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P, or, if unrated, determined by PIMCO to be of comparable quality.
Pioneer Variable Contracts Trust – Pioneer Equity Income VCT Portfolio (Class I Shares)	Pioneer Investment Management, Inc.	Seeks current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations. Normally, the portfolio invests at least 80% of its total assets in income producing equity securities of U.S. issuers. The income producing equity securities in which the portfolio may invest include common stocks, preferred stocks and interests in real estate investment trusts (REITs). The remainder of the portfolio may be invested in debt securities, most of which are expected to be convertible into common stocks.
Pioneer Variable Contracts Trust – Pioneer High Yield VCT Portfolio (Class I Shares)	Pioneer Investment Management, Inc.	Seeks to maximize total return through a combination of income and capital appreciation. Normally, the portfolio invests at least 80% of its total assets in below investment grade (high yield) debt securities and preferred stocks.
Wanger Advisors Trust - Wanger Select	Columbia Wanger Asset Management, L.P.	A *nondiversified* fund that seeks long-term growth of capital. Invests primarily in the stocks of medium- to larger-size U.S. companies. Invests in a limited number of companies (between 20-25) with market capitalizations under $15 billion, offering the potential to provide above-average growth over time.
Wanger Advisors Trust - Wanger U.S. Smaller Companies	Columbia Wanger Asset Management, L.P.	Seeks long-term growth of capital. Under normal circumstances, invests at least 80% of net assets (plus any borrowings for investment purposes), at market value at the time of investment, in securities of domestic companies with total stock market capitalizations of $5 billion or less.

RELIASTAR LIFE

INDIVIDUAL DEFERRED VARIABLE/FIXED ANNUITY CONTRACTS
ISSUED BY SEPARATE ACCOUNT N
AND
RELIASTAR LIFE INSURANCE COMPANY

Statement of Additional Information dated April 29, 2005

This Statement of Additional Information is not a prospectus, and should be read in conjunction with the current prospectus dated April 29, 2005 relating to the individual fixed and variable deferred annuity contracts issued by Separate Account N (the "separate account") and ReliaStar Life Insurance Company (the "Company"). A copy of the prospectus may be obtained from the ING Service Center at P.O. Box 5050, Minot, North Dakota 58702-5050, by calling 1-877-884-5050, or from ING Financial Advisers, LLC, 151 Farmington Avenue, Hartford, Connecticut 06156.

Read the prospectus before you invest. Capitalized terms used in this Statement of Additional Information that are not otherwise defined herein shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

	Page
General Information and History	2
Separate Account N	2
Offering and Purchase of Contracts	3
Income Phase Payments	4
Sales Material and Advertising	5
Independent Registered Public Accounting Firm	6
Financial Statements of Separate Account N	S-1
Financial Statements - Statutory Basis of ReliaStar Life Insurance Company	F-1

GENERAL INFORMATION AND HISTORY

ReliaStar Life Insurance Company (the "Company," "we," "us," "our") is a stock life insurance company organized in 1885 and incorporated under the insurance laws of the State of Minnesota.

We are an indirect wholly-owned subsidiary of ING Groep N.V. ("ING"). ING is a global financial institution active in the fields of insurance, banking and asset management. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our home office is located at 20 Washington Avenue South, Minneapolis, Minnesota 55401.

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

SEPARATE ACCOUNT N

We established Separate Account N on October 1, 2002 under the insurance laws of the State of Minnesota. The separate account is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the 40 Act). It also meets the definition of "separate account" under the federal securities laws. Prior to October 1, 2002, the separate account was known as Separate Account One of Northern Life Insurance Company, which was created in 1994 under Washington law. In connection with the merger of Northern Life Insurance Company and the Company, the separate account was transferred to the Company.

Purchase payments to accounts under the contract may be allocated to one or more of the available subaccounts and/or to any available Fixed Account.

We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans. The funds currently available under the contract are as follows:

The Funds	The Funds (Continued)	The Funds (Continued)
FTVIP Franklin Small Cap Value Securities Fund (Class 2)	ING MFS Total Return Portfolio (Adviser Class)	ING VP Index Plus MidCap Portfolio (Class I)
ING American Century Select Portfolio (Service Class)	ING OpCap Balanced Value Portfolio (Service Class)	ING VP Intermediate Bond Portfolio (Class I)
ING American Century Small Cap Value Portfolio (Service Class)	ING Oppenheimer Global Portfolio (Service Class)	ING VP International Value Portfolio (Class I)
ING Baron Small Cap Growth Portfolio (Service Class)	ING Oppenheimer Strategic Income Portfolio (Service Class)	ING VP International Equity Portfolio (Class I)
ING Fidelity® VIP Contrafund® Portfolio (Service Class)	ING PIMCO Total Return Portfolio (Service Class)	ING VP MagnaCap Portfolio (Class I)
ING Fidelity® VIP Equity-Income Portfolio (Service Class)	ING Salomon Brothers Aggressive Growth Portfolio (Service Class)	ING VP MidCap Opportunities Portfolio (Class I)
ING Fidelity® VIP Growth Portfolio (Service Class)	ING Salomon Brothers Fundamental Value Portfolio (Service Class)	ING VP Money Market Portfolio (Class I)**
ING Fidelity® VIP Mid Cap Portfolio (Service Class)	ING Salomon Brothers Investors Value Portfolio (Service Class)	ING VP Natural Resources Trust (Class I)
ING Goals4Life 2015 Portfolio (Service Class)	ING Solomon Brothers Large Cap Growth Portfolio (Service Class)	ING VP Real Estate Portfolio (Class I)
ING Goals4Life 2025 Portfolio (Service Class)	ING Stock Index Portfolio (Institutional Class)	ING VP SmallCap Opportunities Portfolio (Class I)
ING Goals4Life 2035 Portfolio (Service Class)	ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Service Class)	ING VP Small Company Portfolio (Class I)
ING Goals4Life 2045 Portfolio (Service Class)	ING T. Rowe Price Equity Income Portfolio (Adviser Class)	ING VP Strategic Allocation Balanced Portfolio (Class I)
ING Goals4Life Income Portfolio (Service Class)	ING T. Rowe Price Growth Equity Portfolio (Service Class)	ING VP Strategic Allocation Growth Portfolio (Class I)
ING Goldman Sachs® Capital Growth Portfolio (Service Class)*	ING UBS U.S. Large Cap Equity Portfolio (Service Class)	ING VP Strategic Allocation Income Portfolio (Class I)
ING JP Morgan Fleming International Portfolio (Service Class)	ING Van Kampen Comstock Portfolio (Service Class)	ING VP Value Opportunity Portfolio (Class I)
ING JP Morgan Mid Cap Value Portfolio (Service Class)	ING Van Kampen Equity and Income Portfolio (Service Class)	Lord Abbett Growth and Income Portfolio (Class VC)
ING Julius Baer Foreign Portfolio (Adviser Class)	ING Van Kampen Growth and Income Portfolio (Adviser Class)	Lord Abbett Mid-Cap Value Portfolio (Class VC)
ING Legg Mason Value Portfolio (Service Class)	ING VP Financial Services Portfolio (Class I)	Oppenheimer Aggressive Growth Fund/VA
ING Marsico Growth Portfolio (Adviser Class)	ING VP Global Science and Technology Portfolio (Class I)	Oppenheimer Main Street® Small Cap/VA
ING Mercury Fundamental Growth Portfolio (Adviser Class)	ING VP Growth Portfolio (Class I)	PIMCO VIT Real Return Portfolio (Administrative Class)
ING MFS Capital Opportunities Portfolio (Service Class)	ING VP Growth and Income Portfolio (Class I)	Pioneer Equity Income VCT Portfolio (Class I)
		Pioneer High Yield VCT Portfolio (Class I)
		Wanger Select
		Wanger U.S. Smaller Companies

* Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.

** Available for investment in transfer premium series contracts only. For flexible premium series contracts, currently only available during the right to cancel period in states that require a refund of purchase payments. See "Right to Cancel."

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in each fund's prospectus and statement of additional information.

OFFERING AND PURCHASE OF CONTRACTS

The contracts are distributed by ING Financial Advisers, LLC, the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156. Prior to January 1, 2004, contracts issued by the Company were distributed by Washington Square Securities, Inc. (WSSI), an affiliate of the Company. The contracts are distributed through life insurance agents who are registered representatives of ING Financial Advisers, LLC or of other broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "Purchase and Rights" and "Your Account Value."

Compensation was paid to the prior principal underwriter, WSSI, for the period January 1, 2002 through September 30, 2002, by Northern Life Insurance Company, the issuer of the Contracts prior to October 1, 2002, in connection with distribution of all products issued by Separate Account N aggregating $1,034,476. For the period October 1, 2002 through December 31, 2002, and the years ended December 31, 2003 and December 31, 2004, WSSI was paid fees by ReliaStar Life Insurance Company, in connection with distribution of all products issued by Separate Account N aggregating $101,071, $465,376 and $_____, respectively.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "The Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide income phase payments to you in accordance with the payment option and investment options elected.

The Annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent income phase payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first income phase payment, but income phase payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis.

Income phase payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first income phase payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "Your Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:

Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity table in the contract provides, for the income phase payment option elected, a first monthly variable income phase payment of $6.68 per $1000 of value applied; the annuitant's first monthly income phase payment would thus be 40.950 multiplied by $6.68, or $273.55.

4

Assume then that the value of an Annuity Unit upon the valuation on which the first income phase payment was due was $13.400000. When this value is divided into the first monthly income phase payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13. 405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = .9998663^30.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, 600 Peachtree Street, Suite 2800, Atlanta, GA 30308, is the independent registered public accounting firm for the separate account and for the Company. The services provided to the separate account include primarily the audit of the separate account's financial statements.